40-33

811-21114

09005144

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

September 29, 2009

Robert A. Skinner
617-951-7560
617-235-0434 fax
robert.skinner@ropesgray.com

SEC Mail Processing Section

SEP 29 2009

Washington, DC
121

**BY HAND**

Securities and Exchange Commission
Attn: Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Marconi v. ProShares Trust et al.*, No. 09 Civ. 8189 (S.D.N.Y.)
*Bolton v. ProShares Trust et al.*, No. 09 Civ. 8200 (S.D.N.Y.)
*Chen et al v. ProShares Trust et al.*, No. 09 Civ. 8202 (S.D.N.Y.)

Dear Sir or Madam:

I write on behalf of Defendants ProShares Trust, ProShare Advisors LLC, SEI Investments Distribution Co., Louis M. Mayberg, Michael L. Sapir, and Simon D. Collier in the above-captioned actions. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed please find copies of the complaints filed in these actions.

Respectfully submitted,

Robert Skinner /smx

Robert A. Skinner

Enclosures

cc: *via e-mail*

Barry Pershkow (w/o encl.)

12201938_1.DOC

4033

SEP 29 2009
Washington, DC
121

'09 CIV 8189

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

| | | |
|---|---|---|
| DAVID MARCONI, on behalf of himself and all others similarly situated, Plaintiff, | | CLASS ACTION |
| — against — | | COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS |
| PROSHARES TRUST, PROSHARE ADVISORS LLC, SEI INVESTMENTS DISTRIBUTION CO., MICHAEL L. SAPIR, LOUIS M. MAYBERG, RUSSELL S. REYNOLDS, III, MICHAEL WACHS, and SIMON COLLIER, Defendants. | | JURY TRIAL DEMANDED |

RECEIVED
SEP 25 2009
U.S.D.C. S.D. N.Y.
CASHIERS

Plaintiff David Marconi, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations as to himself, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), and reports published in the press.

## NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the ProShares UltraShort Financials Fund (the "SKF Fund"), an exchange-traded fund ("ETF") offered by Defendant ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and/or Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the SKF Fund's shares (the "Class").

Plaintiff is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act").

2. ProShares consists of a portfolio of 90 ETFs, including the SKF Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are funds that track a particular stock index. After being issued, shares in the ETFs are bought and sold on secondary exchanges, or aftermarkets, such as the New York Stock Exchange or NASDAQ.

3. Non-traditional, or so-called "leveraged" and/or "inverse" ETFs, such as the SKF Fund, have attracted increasingly significant investor assets.

4. ProShares manages approximately 99 percent of the country's short and leveraged ETFs and, overall, it is the fifth largest provider of ETFs in the United States. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark—such as the price performance, the inverse of the price performance, or a multiple of the inverse of the price performance—of an index or security.

5. ProShares' ETFs are essentially divided into two categories: Ultra and UltraShort.

6. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up when markets go up; UltraShort ETFs are designed to go up when markets go down.

7. The SKF Fund is one of ProShares' UltraShort ETFs.

8. The SKF Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Financials Index ("DJFIX"), which measures the performance of the

financial services industry of the U.S. equity market. The SKF Fund is mandated to take positions in securities and/or financial instruments that, in combination, should have similar daily return characteristics as –200% of the daily return of the DJFIX.

9. In mid 2007, major global institutions that had borrowed and invested heavily in subprime mortgage-backed securities ("MBS") reported staggering losses. In July 2007, Bear Stearns liquidated two hedge fund that invested in various types of MBS. In March 2008, Bear Stearns nearly collapsed as J.P. Morgan Chase & Co. purchased the company for $2 per share (later raised to $10 per share), with the help of a $30 billion credit line from the Federal Reserve. Investors wanted to hedge against the collapse by investing in instruments like the SKF Fund.

10. ProShares describes its strategy as "simple" to execute. Defendant ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the SKF Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies. ProShares states that ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to advising ProShares to invest assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

11. The Registration Statement misled investors that the SKF Fund would deliver double the inverse return of the DJFIX.

12. For example, the DJFIX fell approximately 52.2 percent from January 2, 2008, through December 17, 2008, and investors were mislead that the SKF Fund should have appreciated by over 104 percent during this period.

13. However, the SKF Fund only appreciated 2.2 percent during this period.

14. Likewise, in 2009, through July 30, 2009, the DJFIX increased approximately 1.4 percent. Rather than decrease approximately 2.8 percent (double the inverse), the SKF Fund has fallen approximately 66 percent.

15. There has been no directional correlation over time whatsoever.

16. ProShares does not market the SKF Fund or its other ETFs as day-trading vehicles. ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' imposes no temporal limits on investors in its UltraShort ETFs.

17. ProShares' Registration Statement provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods, thereby misleading investors that the SKF Fund may be used for intermediate or long-term investing.

18. The Registration Statement did not explain that, notwithstanding the name of the SKF Fund, the investment objective of the SKF Fund, and the purpose of ProShares' UltraShort ETFs, the SKF Fund would – to a mathematical certainty – cause enormous losses if used for intermediate or long-term investing. The enormous losses are accelerated when the market becomes more volatile.

19. The misleading nature of ProShares' statements and omissions are even more evident when compared to the statement of one of its chief competitors. In

comparison to ProShares, Direxion stated on the cover of its December 29, 2008 prospectus, in bold type:

> **The Funds seek *daily leveraged* investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of *daily* leveraged investment goals means that the return of a Fund for a period of longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period . . . . The Funds are not suitable for all investors. The Funds should only be used by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments.**

Cover page of Direxion prospectus (all emphasis in original).

20. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs . . . typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products . . . ." FINRA issued additional warnings on July 13, 2009, by way of a podcast on its website.

21. Since FINRA's warnings, many financial companies, including Edward Jones & Co., UBS, Ameriprise Financial, LPL Investment Holdings Inc., Wells Fargo, Morgan Stanley Smith Barney, and Charles Schwab have either halted, or provided strongly worded warnings concerning, leveraged and/or inverse ETF trading.

22. Moreover, seven months after Direxion issued its prospectus, ProShares changed the presentation of the statements on one of the first textual pages of a later prospectus.

23. In a July 31, 2009 prospectus, ProShares stated that "The Fund seeks investment results **for a single day only**" and "**The Funds do not seek to achieve their stated investment objective over a period of time greater than one day.**" (Emphasis in original in both examples). These statements were still misleading because, among other things, they omitted that shares in the ETFs should only be used as short-term trading vehicles. Nonetheless, these statements, and the fact that they were now in bold, demonstrates that the earlier statements of "risk" were misleading.

24. On August 18, 2009, the SEC issued an alert that began by stating: "The SEC staff and FINRA are issuing this Alert because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs). Leveraged and inverse ETFs typically are designed to achieve their stated performance objectives on a daily basis. Some investors might invest in these ETFs with the expectation that the ETFs may meet their stated daily performance objectives over the long term as well. Investors should be aware that performance of these ETFs over a period longer than one day can differ significantly from their stated daily performance objectives."

25. The SEC alert also stated: "Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. Their performance over longer periods of time—over weeks or months or years—can differ significantly from the performance (or inverse of the performance) of their

underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets."

26. The SEC alert provided "two real-life examples" to "illustrate how returns on a leveraged or inverse ETF over longer periods can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time."

27. The SEC alert states: "While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long-term performance of the index showed a gain."

28. As a result of ProShares' misleading Registration Statement, Plaintiff and the Class have suffered millions of dollars in losses.

## JURISDICTION AND VENUE

29. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act, 15 U.S.C. §§ 77k and 77o.

30. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act.

31. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this

District, and the shares of the SKF Fund trade in this District on the American Stock Exchange.

32. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

## PARTIES

33. Plaintiff David Marconi purchased shares of the SKF Fund pursuant to or traceable to the Registration Statement, and suffered harm thereby.

34. Defendant ProShares, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002.

35. ProShares is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a portfolio of ETFs, the shares of which are all listed on the American Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems shares on a continuous basis at net asset value ("NAV") in large, specified numbers of shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

36. Defendant ProShare Advisors, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the SKF Fund. ProShare Advisors provides investment advice and management services to ProShares

and its ETFs, including the SKF Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the SKF Fund.

37. ProShare Advisors is owned by Defendants Michael L. Sapir ("Sapir"), Louis M. Mayberg ("Mayberg") and William E. Seale.

38. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, Pennsylvannia, 19456, is the distributor and principal underwriter for the SKF Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the SKF Fund to broker/dealers and, ultimately, shareholders.

39. Defendant Sapir, an interested trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

40. Defendant Mayberg has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

41. Defendant Russell S. Reynolds, III ("Reynolds") is a non-interested trustee of ProShares who signed the Registration Statement.

42. Defendant Michael Wachs ("Wachs") is a non-interested trustee of ProShares who signed the Registration Statement.

43. Defendant Simon D. Collier ("Collier") has been ProShares' Treasurer since June 2006. In his capacity as Treasurer, Collier signed the Registration Statement.

44. These individual people are referred to as the "Individual Defendants."

45. The Individual Defendants, in their respective roles, controlled the operations of the SKF Fund. The Board of Trustees of ProShares is responsible for the

general supervision of all of the SKF Fund. The officers of ProShares are responsible for the day-to-day operations of the SKF Fund.

## CLASS ACTION ALLEGATIONS

46. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the SKF Fund pursuant or traceable to the Trust's false and misleading Registration Statement, and were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Trust, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

47. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

48. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

49. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

50. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class.

51. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business and/or operations of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

52. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.

53. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

## BACKGROUND

**Traditional ETFs**

54. ETFs are open-ended, with a unique creation and redemption feature that provides for the creation of large blocks of ETF shares only by authorized participants, which are usually institutional investors, specialists or market makers, who signed a participant agreement with a particular ETF sponsor or distributor to satisfy investor demand and provide market liquidity. ETFs are frequently considered low cost index

mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares of the ETF (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

55. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

**Non-Traditional/Leveraged ETFs**

56. Non-traditional, or leveraged ETFs are a new form of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs,

some inverse ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

57. Some non-traditional ETFs, such as the SKF Fund, are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse of the performance of the S&P 500, while a double-leveraged inverse S&P 500 ETF seeks to deliver twice the opposite of that index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of swaps, futures contracts and other derivative instruments.

58. Most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent. The divergence effect increases significantly as volatility increases.

## SUBSTANTIVE ALLEGATIONS

### A. ProShares' Non-Traditional UltraShort ETFs

59. ProShares describes its UltraShort ETFs as vehicles that "[s]eek profit from downturns." ProShares' UltraShort ETFs "provide a simple way to try to seek profit from a market segment that you think is poised to fall."

60. On its website, ProShares provides the following "Q&A" regarding its UltraShort ETFs, in relevant part:

> Q: What are Short ProShares?
>
> A: They are the first exchange traded funds (ETFs) specifically designed to go up when markets go down. Short ProShares are built to move in the opposite direction of the markets.
>
> Here's how they work: if the S&P 500® Index drops 1% in a day, ProShares Short S&P500® should gain 1% that day (before fees and expenses). UltraShort ProShares double the effect. ProShares UltraShort S&P500® should gain 2% (before fees and expenses) if the index slips 1% in a day.
>
> On the flip side, Short ProShares will lose value if markets rise. If the S&P 500 gains 1% in a day, ProShares Short S&P500 should lose 1%, and ProShares UltraShort S&P500 should lose 2% (again, before fees and expenses). Short ProShares and UltraShort ProShares make it simple for you to execute sophisticated strategies designed to manage risk or enhance return potential.
>
> How are Short ProShares different from short selling?
>
> Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles–or expense–of a margin account. It's as simple as buying a stock.

61. Accordingly, ProShares represents that its "short" ETFs are specifically designed to "go up when markets go down," and are "built to move in the opposite direction of the markets." ProShares' places no temporal limits on investors in its UltraShort ETFs.

## B. The SKF Fund

62. The Registration Statement stated that the SKF Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the DJFIX.

63. For example, the DJFIX fell approximately 52.2 percent from January 2, 2008, through December 17, 2008, and investors were mislead that the SKF Fund should have appreciated by over 104 percent during this period.

64. However, the SKF Fund only appreciated 2.2 percent during this period.

65. Likewise, in 2009, through July 30, 2009, the DJFIX increased approximately 1.4 percent. Rather than decrease approximately 2.8 percent (double the inverse), the SKF Fund has fallen approximately 66 percent.

66. The Registration Statement omitted that holding shares of the SKF Fund for any period more than a day will – to a mathematical certainty – not track the market. Indeed, holding shares over a long-period of time will lead to enormous losses to a mathematical certainty.

67. Investors did not view ETFs as day trading investment vehicles and did not day trade the SKF Fund. In fact, it is virtually economically impossible for all SKF Fund purchasers to sell out of their positions at the end of one day.

## C. The False and Misleading Registration Statement

68. On or about January 30, 2007, ProShares filed the Registration Statement, which was continually updated. The January 30, 2007 prospectus was signed by the Individual Defendants.

69. A later prospectus, filed on September 30, 2008, stated, in pertinent part:

Investment Objective

ProShares UltraShort Financials seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Financials Index.

If ProShares UltraShort Financials is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, before fees and expenses, as any decrease in the Dow Jones U.S. Financials Index when the Index declines on a given day. Conversely, its net asset value should lose approximately twice as much, on a percentage basis, before fees and expenses, as any increase in the Index when the Index rises on a given day.

Principal Investment Strategies

ProShares UltraShort Financials' principal investment strategies include:

- Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily return characteristics as twice (200%) the inverse of the Dow Jones U.S. Financials Index. Information about the Index can be found in the section entitled "Underlying Indexes."

- Committing at least 80% of its net assets, including any borrowings for investment purposes, to investments that, in combination, have economic characteristics that are inverse to those of the Index.

- Employing leveraged investment techniques in seeking its investment objective.

- Investing assets not invested in financial instruments in debt instruments and/or money market instruments.

- The Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated. As of the close of business on June 30, 2008, the Index was concentrated in the banks and general financial industry groups, which comprised approximately 34% and 28%, respectively, of the market capitalization of the Index.

70. The September 30, 2008 prospectus discussed a laundry list of risks, but left out a clear discussion of the most crucial one – how investing in the SKF Fund for more than one day would invariably lead to swift and radical losses:

ProShares UltraShort Financials is subject to the following principal risks:

• Aggressive Investment Technique Risk, Concentration Risk, Correlation Risk, Counterparty Risk, Credit Risk, Early Close/Trading Halt Risk, Equity Risk, Inverse Correlation Risk, Investment Company and Exchange Traded Fund Risk, Liquidity Risk, Market Price Variance Risk, Market Risk, Non-Diversification Risk, Portfolio Turnover Risk and Short Sale Risk.

In addition to the risks noted above, ProShares UltraShort Financials is also subject to risks faced by companies in the financial services economic sector, including: extensive governmental regulation that affects the scope of their activities, the prices they can charge and the amount of capital they must maintain; adverse effects from increases in interest rates; effects on profitability by loan losses, which usually increase in economic downturns; banks and insurance companies may be subject to severe price competition; and newly enacted laws are expected to result in increased inter-industry consolidation and competition in the financial sector. Further, stocks in the Index may underperform fixed income investments and stock market indexes that track other markets, segments and sectors. As noted above, ProShares UltraShort Financials seeks to provide daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Financial Index, and thus these risk considerations for the Fund will generally be the opposite of those for a traditional mutual fund.

71. The statements in paragraphs 68 and 69 were false and/or misleading because they failed to disclose:

- Performance of the SKF Fund would inevitably diverge from the performance of the DJFIX—i.e., the overwhelming probability, if not certainty, of spectacular tracking error;
- The SKF Fund's stated daily performance objectives could not be achieved in the intermediate or long term;
- The severe consequences of market volatility on the SKF Fund's investment objective and performance;
- The severe consequences of inherent path dependency in periods of market volatility on the SKF Fund's performance; and
- The consequences of the SKF Fund's daily hedge adjustment always going in the same direction as the movement of the

underlying index, notwithstanding that it is an inverse leveraged ETF.

72. The inadequacy of Proshares' list of risks is made obvious when compared to that of Direxion, which stated on the cover of its December 29, 2008 prospectus, in bold type:

> **The Funds seek *daily leveraged* investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of *daily* leveraged investment goals means that the return of a Fund for a period of longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period.... The Funds are not suitable for all investors. The Funds should only be used by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments.**

Cover page of Direxion prospectus (all emphasis in original).

73. As discussed above, ProShares changed – but did not cure – the presentation of its statements. On July 31, 2009, ProShares stated that "[t]he Fund seeks investment results **for a single day only**" and "[t]he **Funds do not seek to achieve their stated investment objective over a period of time greater than one day.**" (Emphasis in original in both examples). These statements were still misleading – indeed, these statements were in earlier prospectuses (unbolded) in the risk section, but it demonstrates that the earlier discussions of risk were misleading. These statements were still misleading because they did not disclose that using the SKF Fund for anything else besides one day was almost mathematically certain to cause radical losses in a volatile market such as that underlying the SKF Fund.

**D. Statement by FINRA & Others**

74. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and

inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> **Suitability**
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.
>
> **Communications With the Public**
>
> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public.
>
> Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading.

75. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen."

76. FINRA issued additional guidance on July 13, 2009, by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis—but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

77. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs.

78. On July 21, 2009, as reported by *The Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. called ETFs like the SKF Fund "one of the most misunderstood and potentially dangerous types of ETFs."

79. On July 27, 2009, in a letter to wealth management clients, as reported by *The Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

80. On July 30, 2009, *The Wall Street Journal* published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting . . . . Proceed with extreme caution."

81. The statements in the Registration Statement are misleading and the risk disclosures do not come close to this "[p]roceed with extreme caution" level of clarity.

82. On August 1, 2009, *The Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who observed: "Hedges [like the SKF Fund] aren't supposed to become less trustworthy when you really need them."

**CLAIM ONE**
**Violations of § 11 of the 1933 Act Against All Defendants**

83. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. § 77k, on behalf of the Class, against all Defendants.

84. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Claim is asserted against all defendants.

85. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories and/or authorizers of the Registration Statement.

86. Plaintiff and the Class all purchased shares of the SKF Fund issued pursuant and/or traceable to the Registration Statement.

87. Defendants are liable for the material misstatements in and omissions from the Registration Statement.

88. Plaintiff and other members of the Class purchased or otherwise acquired their SKF Fund shares without knowledge of the untruths or omissions alleged herein.

**CLAIM TWO**
**Violations of § 15 of the Securities Act Against the Individual Defendants**

89. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

90. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were trustees, officers, and/or directors of ProShares charged with the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause the controlled person to engage in the unlawful acts and conduct complained of herein.

91. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the SKF Fund.

**PRAYER FOR RELIEF**

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding damages in favor of Plaintiff and the other Class members against all Defendants for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

D. Such equitable/injunctive or other relief as deemed appropriate by the Court.

**JURY DEMAND**

Plaintiff hereby demands a trial by jury.

Dated: September 25, 2009

**BERNSTEIN LIEBHARD LLP**

By: ______________________________

Sandy A. Liebhard (liebhard@bernlieb.com)
Christian Siebott (siebott@bernlieb.com)
Joseph R. Seidman, Jr. (seidman@bernlieb.com)
10 East 40th Street
22nd Floor
New York, New York 10016
Telephone: (212) 779-1414
Facsimile: (212) 779-3218

**CERTIFICATION OF NAMED PLAINTIFF**
**PURSUANT TO FEDERAL SECURITIES LAWS**

__________________________("PLAINTIFF"), declares the following as to the claims asserted under the federal securities laws:

1. Plaintiff has reviewed the complaint filed in this matter and has authorized the filing of a complaint based on similar allegations in a related or amended complaint. Plaintiff retains Bernstein Liebhard LLP and such co-counsel it deems appropriate to associate with to pursue such action on a contingent fee basis.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a lead plaintiff either individually or as part of a group. A lead plaintiff is a representative party who acts on behalf of other class members in directing the action, and whose duties may include testifying at deposition and trial. I understand that the litigation is not settled, this is not a claim form, and sharing in any recovery is not dependent upon execution of this Certification.

4. Plaintiff's transaction(s) in the **PROSHARES ULTRASHORT FINANCIALS** security that is the subject of this action are as follows:

| No. of Shares | Stock Symbol | Buy/Sell | Date | Price Per Share |
|---|---|---|---|---|
| SEE ATTACHMENT | | | | |
| | | | | |
| | | | | |

**Please list other transactions on a separate sheet of paper, if necessary.**

5. During the three years prior to the date of this Certification, Plaintiff has not served as a lead plaintiff in an action filed under the federal securities laws.

6. The undersigned is authorized to sign this Certification on behalf of Plaintiff.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, or as ordered or approved by the court, including any award for reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 25 day of September, 2009.

[signature]
Signature

DAVID MARCONI
Print Name

VIA CAMPIONE, 55
Address

6816 BISSONE SWITZERLAND
City, State, Zip

0041 79 3583574
Phone Number

marconidavid@yahoo.com
Email Address

David Marconi

| Data | Ordine # | Tipo | Simbolo | Qta. | Prezzo Unit. | Comm. | Totale | |
|---|---|---|---|---|---|---|---|---|
| 02.06.2009 | 18864030 | Vendita | SKF | 100 | 41.42 | 56.32 | +4'085.68 | USD |
| 02.06.2009 | 18865042 | Vendita | SKF | 50 | 41.53 | 53.16 | +2'023.34 | USD |
| 27.05.2009 | 18805452 | Vendita | SKF | 600 | 42.93 | 165.15 | +25'592.85 | USD |
| 17.03.2009 | 17791515 | Acquisto | SKF | 35 | 140.93 | 57.40 | -4'989.95 | USD |
| 16.03.2009 | 17774039 | Acquisto | SKF | 40 | 127.97 | 57.68 | -5'176.48 | USD |
| 13.03.2009 | 17754825 | Acquisto | SKF | 90 | 144.00 | 69.44 | -13'029.44 | USD |
| 12.03.2009 | 17732169 | Acquisto | SKF | 200 | 158.10 | 173.28 | -31'793.28 | USD |
| 11.03.2009 | 17718262 | Acquisto | SKF | 400 | 170.00 | 277.85 | -68'277.85 | USD |
| 02.03.2009 | 17608560 | Vendita | SKF | 250 | 200.00 | 200.85 | +49'799.15 | USD |
| 02.03.2009 | 17608567 | Vendita | SKF | 335 | 200.00 | 277.01 | +66'722.99 | USD |
| 25.02.2009 | 17540451 | Acquisto | SKF | 100 | 162.00 | 100.15 | -16'300.15 | USD |
| 24.02.2009 | 17531657 | Acquisto | SKF | 150 | 174.35 | 165.08 | -26'317.58 | USD |
| 25.11.2008 | 16485731 | Acquisto | SKF | 35 | 165.00 | 44.51 | -5'819.51 | USD |
| 24.11.2008 | 16464339 | Acquisto | SKF | 100 | 171.38 | 101.56 | -17'239.56 | USD |
| 24.11.2008 | 16463218 | Acquisto | SKF | 200 | 197.00 | 184.95 | -39'584.95 | USD |
| 11.03.2008 | 13527665 | Rett. Tassa Borsa | SKF | 1 | 0.28 | 0.00 | +0.28 | USD |
| 11.03.2008 | 13527665 | Vendita | SKF | 300 | 132.50 | 110.23 | +39'639.77 | USD |
| 11.03.2008 | 13527665 | Vendita | SKF | 200 | 132.50 | 166.01 | +26'333.99 | USD |
| 06.03.2008 | 13476877 | Acquisto | SKF | 300 | 130.00 | 108.50 | -39'108.50 | USD |
| 06.03.2008 | 13476877 | Acquisto | SKF | 200 | 130.00 | 164.85 | -26'164.85 | USD |
| 05.03.2008 | 13455941 | Rett. Tassa Borsa | SKF | 1 | 0.26 | 0.00 | +0.26 | USD |
| 05.03.2008 | 13455941 | Vendita | SKF | 100 | 122.80 | 68.61 | +12'211.39 | USD |
| 05.03.2008 | 13455941 | Vendita | SKF | 100 | 122.80 | 18.61 | +12'261.39 | USD |
| 05.03.2008 | 13455941 | Vendita | SKF | 100 | 122.80 | 68.60 | +12'211.40 | USD |
| 05.03.2008 | 13455941 | Vendita | SKF | 200 | 122.80 | 113.07 | +24'446.93 | USD |
| 29.02.2008 | 13416968 | Acquisto | SKF | 500 | 114.99 | 262.09 | -57'756.83 | USD |
| | | | Subtotale | CHF | | | 0.00 | |
| | | | | EUR | | | 0.00 | |
| | | | | USD | | | -76'229.51 | |

**UNITED STATES DISTRICT COURT**
**SOUTHERN DISTRICT OF NEW YORK**

09 CV 8200

| | |
|---|---|
| RICHARD C. BOLTON, on Behalf of Himself and All Others Similarly Situated<br><br>Plaintiff,<br><br>v.<br><br>PROSHARES TRUST; PROSHARE ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG; RUSSELL S. REYNOLDS, III; MICHAEL WACHS; and SIMON D. COLLIER.<br><br>Defendants. | Civil Case No. __________<br><br>CLASS ACTION COMPLAINT<br><br>JURY TRIAL DEMANDED |



Plaintiff, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations as to himself, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), reports and interviews published in the press, and information obtained by Plaintiff.

## NATURE OF ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the UltraShort Real Estate ProShares fund (the "SRS Fund"), an exchange traded fund ("ETF") offered by ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and Statements of Additional Information (collectively, the "Registration Statement") issued in

connection with the SRS Fund's shares (the "Class"). The Class is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"). This action asserts strict liability and negligence claims against Defendants (defined below).

2. ProShares is the fifth largest provider of ETFs in the United States, and manages approximately 99 percent of the country's short and leveraged ETFS, including the SRS Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are low-cost funds whose shares represent an interest of a portfolio of securities that track a particular stock index such as the S&P 500, or Dow Jones Financials or other benchmarks. "Leveraged" ETFs use an investment technique that seeks to deliver a return that is a multiple (*e.g.*, 200%) of the index or other benchmark (target) being tracked. Some leveraged ETFs are also "inverse" or "short" funds, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Some inverse ETFs track broad indices, some are sector-specific, and others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at the very least, to hedge their exposure to downward-moving markets. Some ETF Funds are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index (*e.g.*, -200%). An inverse ETF that tracks the S&P 500, for example seeks to deliver the inverse of the performance of the S&P 500, while a 2x leveraged inverse S&P 5000 ETF seeks to deliver twice the opposite of that Index's performance.

3. In the summer of 2007, the financial markets began to deteriorate causing investors to be attracted to the seemingly safe alternative in ProShares' UltraShort ETFs. By making it "simple...to try to hedge against downturns or seek profit when markets fall," ProShares made seeking shelter from the growing financial tumult appear simple. Consequently,

in the wake of major disruptions in the credit and capital markets, Plaintiff and other investors seeking to short U.S. financials including the real estate sector were attracted to the SRS Fund, based on its stated straightforward investment strategy.

4. According to ProShares, the SRS Fund is a ProShares UltraShort funds which seeks daily investment results that correspond to twice the inverse (-200%) daily performance of the Dow Jones U.S. Real Estate Index ("DJREI"). Hence its initials SRS (and ticker symbol SRS). The DJREI measures the performance of the real estate sector of the U.S. equity market. The SRS Fund is supposed to take positions in securities and/or financial instruments that, in combination, should have similar daily return characteristics as -200% of the daily return of the DJREI. Thus, SRS was marketed as a short or inverse directional play on the U.S. real estate index. For example, if the DJREI were to decline by 1% on a single trading day, SRS was designed to increase by 2% (before fund fees and expenses).

5. A registration statement for the issuance of SRS shares was declared effective by the SEC on or about January 30, 2007 and shares of SRS began trading on the American Stock Exchange on February 1, 2007.

6. ProShares touts the simplicity of its formulaic model. ProShares describes its strategy as "simple" to execute. ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the SRS Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies.

7. ProShares represents that its ETFs operate successfully based on an objective "mathematical" approach. Using this quantitative approach, ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the

performance of its daily benchmark," as opposed to investing assets in stocks or financial instruments based on ProShare Advisors' view of the investment merits of a particular security, instrument, or company.

8. In managing the assets of the SRS Fund, ProShares acknowledges that it does not conduct conventional stock research or analysis, nor does it forecast stock market movement or trends. This strategy is marketed as not only acceptable but even desirable because ProShares' ETFs purport to function as a result of an objective quantitative mathematical principles, not subjective analysis. As stated by ProShares in the August 30, 2006 Prospectus, "Fundamental securities analysis is not used by ProShare Advisors in seeking to correlate with the Funds' respective benchmarks. Rather, ProShare Advisors primarily uses a mathematical approach to determine the investments a Fund makes and techniques it employs. While ProShare Advisors attempts to minimize any 'tracking error,' certain factors will tend to cause a Fund's investment results to vary from a perfect correlation to its benchmark."

9. ProShares represents that the SRS Fund delivers double the inverse return of the DJREI. From January 2, 2008 through December 17, 2008, the DJREI fell approximately 39.2 percent, ostensibly creating a profit for investors who anticipated a decline in the U.S. real estate market. In other words, the SRS Fund should have appreciated by 78.4 percent during this period. *However, the SRS Fund actually fell approximately 48.2 percent during this period.* Therefore, SRS performed nearly the opposite of how it was represented and marketed.

10. The dramatic divergence (hereinafter referred to as "tracking error") of the SRS Fund from the DJREI has gotten worse in 2009. In 2009, through July 30, 2009, the DJREI has fallen approximately 7.4 percent. However, rather than increase 14.8 percent (double the

inverse), *the SRS Fund has fallen approximately 68 percent.* Thus, there has been no directional correlation over time whatsoever.

11. The Registration Statement does not disclose that the SRS Fund is altogether defective as a directional investment play and is unsuitable for buy-and-hold investors, *i.e.* investors who plan to hold SRS for longer than one trading session. ProShares states that the SRS Fund seeks to replicate double the inverse return of the daily returns of the DJREI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." However, this statement does not warn investors that holding the SRS Fund for more than a day will most certainly lead to enormous losses. In fact, ProShares could not make that statement and remain in business with respect to the SRS Fund. ProShares knew that many investors bought it as part of a long-term hedging strategy to weather the tumultuous real estate and credit markets. Indeed, in his letter to shareholders in the November 30, 2008 Semiannual Report, CEO Michael Sapir noted that the:

> [P]ast six months have been extraordinary, with dramatic declines across virtually all market segments....In these challenging times, many investors have found ProShares' ETFs to be valuable tools for managing their portfolios. With access to short and leveraged market exposure across a broad array of market segments as well as the ability to trade intraday, many investors were able to quickly adjust their investments to match their market views.

12. ProShares does not market the SRS Fund or its other ETFs as day-trading vehicles. In fact, ProShares Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over ***1-year, 3-year, 5-year, and 10-year periods***, indicating that long term investing in the SRS Fund is a perfectly reasonable investment strategy. ProShares imposes no definite time limits on investors in its UltraShort ETFs. Accordingly, ProShares' vague "greater than one day" risk disclosure is misleading. It is

like a manufacturer putting a warning label on a food package containing tainted food that "not eating this may have health benefits," rather than the more accurate and informative warning that "eating this may harm your health."

13. In the May 31, 2009, ProShares Annual Report, CEO Michael Sapir noted that:

> In the midst of this tumultuous environment, many investors turned to ProShares' short and leveraged ETFs as a means to implement their investment strategies. From January 1, 2009, through the end of May, ProShares ranked second among all U.S. ETF families in dollars traded.

14. ProShares currently acknowledges on its website with respect to SRS that:

> ProShares UltraShort Real Estate seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Real Estate IndexSM.
>
> This ETF seeks a return of -200% of the return of an index (target) ***for a single day***. Due to the compounding of daily returns, returns over periods other than one day will likely differ in amount and possibly direction from the target return for the same period. Investors should monitor their ProShares holdings consistent with their strategies, as frequently as daily. For more on correlation, leverage and other risks, please read the prospectus. (Emphasis in original)

15. Throughout the Class Period, and currently, ProShares, however, stops short of disclosing that its ETFs, including the SRS Fund, are for short-term use only. In contrast, Direxion, one of ProShares' main competitors, has gone further, by providing a strong warning. For example, Direxion states the following on the cover of a prospectus dated December 9, 2008:

> The Funds are exchange-traded funds that seek *daily leveraged* investment results. (Emphasis in original) The Funds are intended to be used as short-term trading vehicles. The pursuit of leveraged investment goals means that the Funds are riskier than alternatives which do not use leverage. Further, the pursuit of *daily* leveraged investment goals means that the return of a Fund for a period longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period. As a consequence, especially in periods of market volatility, the path of the benchmark during the period may be at least as important to the Fund's returns for the period as the cumulative return of the benchmark for the relevant period. (Emphasis in original) **The Funds are not suitable for all investors. The Funds should be utilized only by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results**

> **and (c) who intend to actively monitor and manage their investments.** There is no assurance that the Funds will achieve their objectives and an investment in a Fund could lose money. No single Fund is a complete investment program. (Emphasis in original)

In addition, an April 10, 2009 Direxion Prospectus states: "**Investors who do not understand the Funds or do not intend to manage the funds on a daily basis should not buy the Funds.**"

**FINRA's June and July 2009 Warnings**

16. In early June 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice contained the following warnings to firms regarding their sales practice obligations relating to leveraged and/or inverse ETFs, like the SRS Fund. FINRA noted that firms must train registered persons to emphasize to investors the risks associated with such products, including the investor's time horizons, and the impact of time and volatility on the funds' performance, emphasizing that, due to the complexity and structure of these funds, they may not perform over time in direct or inverse correlation to their underlying index. FINRA noted that "[t]his is particularly important as many investors may be turning to these funds as part of a long term strategy to weather current market conditions":

> Exchange-traded funds (ETFs) that offer leverage or that are designed to perform inversely to the index or benchmark they track – or both – are growing in number and popularity. While such products may be useful in some sophisticated trading strategies, **they are highly complex financial instruments that are typically designed to achieve their stated objectives on a daily basis. Due to the effects of compounding, their performance over longer periods of time can differ significantly from their stated daily objective. Therefore, inverse and leveraged ETFs that are reset daily typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets.**
>
> This Notice reminds firms of their sales practice obligations in connection with leveraged and inverse ETFs. In particular, recommendations to customers must be suitable and based on a full understanding of the terms and features of the product recommended; **sales materials related to leveraged and inverse ETFs must be**

**fair and accurate; and firms must have adequate supervisory procedures in place to ensure that these obligations are met.**

***

BACKGROUND AND DISCUSSION

**Most leveraged and inverse ETFs "reset" daily, meaning that they are designed to achieve their stated objectives on a daily basis. Due to the effect of compounding, their performance over longer periods of time can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time**. (Emphasis added)

SUITABILITY

NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend. With respect to leveraged and inverse ETFs, this means that a firm must understand the terms and features of the funds, including how they are designed to perform, how they achieve that objective and the impact that market volatility, the ETF's use of leverage, and the customer's intended holding period will have on their performance.

Once a determination is made that a product is generally suitable for at least some investors, a firm must also determine that the product is suitable for the specific customers to whom it is recommended. This analysis includes making reasonable efforts to obtain information concerning the customer's financial status, tax status, investment objectives and "such other information used or considered to be reasonable by such member or registered representative in making recommendations to the customer." While the customer-specific suitability analysis depends on the investor's particular circumstances, **inverse and leveraged ETFs typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets**. (Emphasis added)

17. Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, ***are extremely complicated and confusing products***. ..." (Emphasis supplied).

18. FINRA issued additional warnings on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis-but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment and clear results to the contrary, ProShares' Chairman Michael L. Sapir maintained that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

19. After FINRA's warnings, Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the SRS Fund. Edward Jones called ETFs like the SRS Fund "***one of the most misunderstood and potentially dangerous types of ETFs***." (Emphasis supplied).

20. UBS has also said that it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo and Morgan Stanley Smith Barney are now also reportedly reviewing their policies on non-traditional ETFs.

21. As reported on July 30, 2009 by the Wall Street Journal, Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "***while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting....Proceed with extreme caution***." (Emphasis supplied). The disclosures in the ProShares Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

22. Both the letter and spirit of the federal securities laws call for complete and unrestricted disclosure of material facts. Here, prospective and actual investors in SRS have been deceived by the notion of directional investment plays. The SRS Fund is not a simple investment vehicle and did not go up when its benchmark index went down. Investors in the SRS Fund have been shocked to learn that their supposedly safe hedge has caused them substantial losses. Defendants failed to disclose, *inter alia*, the following risks in the Registration Statement:

a) The mathematical probability that SRS's performance will fail to track the performance of the DJREI over any period longer than a single trading day;

b) That greater volatility experienced by the DJREI will result in SRS underperforming the DJREI by a material amount;

c) That SRS is not a directional play on the performance of financial stocks but dependent on the volatility and path the DJREI takes over any time period greater than a single day;

d) That SRS was not a simple investment that could be used over time to hedge against a downturn in financial stocks;

e) That based upon the mathematics of compounding and the volatility of the DJREI, SRS was highly unlikely to achieve its stated investment objectives over time periods longer than a single trading day.

23. Moreover, as discussed below, ProShares revised certain statements regarding the risks in connection with ProShares, including SRS, in its July 31, 2009 Prospectus. These statements - including highlighting the words "for a single day" - were still misleading because they did not clearly disclose that using the SRS Fund for anything else besides one day was almost mathematically certain to cause radical losses in a volatile market such as that underlying the SRS Fund and should only be used as short-term trading vehicles, risks discussed in ¶ 23 above. In addition, these statements demonstrate that ProShares' statements of risk about ProShares in earlier prospectuses were inadequate and misleading.

## JURISDICTION AND VENUE

24. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act [15 U.S.C. §§77k and 77o].

25. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act.

26. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the SRS Fund trade in this District on the American Stock Exchange.

27. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

## PARTIES

28. Plaintiff Richard C. Bolton resides in the state of California. He purchased shares of the SRS Fund pursuant or traceable to the Registration Statement and was damaged thereby, as detailed in the Certification attached hereto as Exhibit A.

29. Defendant ProShares Trust ("ProShares"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002. ProShares Trust is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a series of ETFs, the shares of which are all listed on the American Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems Shares on a continuous basis at net asset value ("NAV") in large, specified numbers of Shares called "Creation Units." For each

ETF, a Creation Unit is comprised of 75,000 shares. In 2008, ProShares ranked second among all U.S. ETF companies in year-to-date net flows. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

30. Defendant ProShare Advisors LLC ("ProShare Advisors"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the SRS Fund. ProShare Advisors provides investment advice and management services to ProShares and its ETFs, including the SRS Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the SRS Fund. ProShare Advisors is owned by Defendants Michael L. Sapir, Louis M. Mayberg and William E. Seale.

31. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, PA 19456, is the distributor and principal underwriter for the SRS Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the SRS Fund to broker/dealers and, ultimately, shareholders.

32. Defendant Michael L. Sapir ("Sapir"), an Interested Trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

33. Defendant Louis M. Mayberg ("Mayberg") is one of the founders and has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

34. Defendant Russell S. Reynolds, III ("Reynolds") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

35. Defendant Michael Wachs ("Wachs") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

36. Defendant Simon D. Collier ("Collier") has been ProShares' Treasurer since June 2006 and is the principal financial officer of ProShares Trust. In his capacity as Treasurer, Collier signed the Registration Statement.

37. Defendants Sapir, Mayberg, Reynolds, Wachs and Collier are hereinafter referred to as the "Individual Defendants." The Individual Defendants, in their respective roles, ultimately control the operations of the SRS Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the SRS Fund. The officers of ProShares are responsible for the day-to-day operations of the SRS Fund.

## CLASS ACTION ALLEGATIONS

38. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who purchased shares of the SRS Fund pursuant or traceable to the Company's false and misleading Registration Statement and were damaged thereby (the "Class"). Excluded from the Class are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

39. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believe that there are thousands of members in the proposed Class.

40. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

41. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

42. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a) whether the Securities Act was violated by Defendants' acts as alleged herein;

b) whether the Registration Statement contained untrue facts and/or omitted material facts; and

c) to what extent the members of the Class have sustained damages and the proper measure of damages.

43. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

## BACKGROUND OF ETFS AND INVERSE AND INVERSE LEVERAGED ETFS

44. Exchange-Traded Funds, commonly known as ETFs, were first introduced in 1993. The first ETF tracked the performance of the S&P 500 and traded on the AMEX under the symbol SPY. ETFs were issued by open-ended investment companies regulated under the 1940 Act. While organized similar to a mutual fund, ETFs trade on stock exchanges like a common stock. The first ETFs such as SPY tracked broad-based market indices. With SPY and similar

ETFs, investors had a low cost alternative to enable them to achieve broad diversification in their investment portfolios.

45. What started as an important innovation for investors wanting broad diversification at a low cost has exploded in recent years. Led by companies such as ProShare Advisors, investment companies began creating new ETFs that tracked specific sectors and even classes of assets. More recently, ProShare Advisors introduced inverse, leveraged and inversed leveraged ETFs. Not only did these new ETFs track more esoteric indices, but through the use of leverage could be designed to reproduce the investment results of the tracked index by two or more times. Inverse ETFs were, as the name suggests, designed to produce the inverse results of the tracked index, thus being a new way to make a short play on equity and asset based investments. Inverse leveraged ETFs combined both of these features; Such ETFs were designed to produce the inverse results of the tracked index by a factor times two or greater. SRS is an inverse leveraged ETF that was designed to produce inverse results two times greater than the DJREI.

46. Traditional equity index tracking ETFs such as SPY are relatively simple to create and maintain over time. SPY buys a basket of S&P 500 stocks using the same formula as the S&P 500 index. The result is that a single share of SPY performs exactly over time, adjusted slightly for the fund's costs, as the S&P 500 index. Each trading day, the price of a share of SPY rises or falls in step with the rise and fall of the individual stocks making up the index. Adjustments are minimal because only when a company is dropped or added to the index is the basket of stocks readjusted. Since SPYs were introduced in 1993, using index tracking ETFs became an important component of millions of investors' portfolios.

47. However, leveraged and inverse leveraged ETFs are a far different investment product. In order to produce the multiple performance of the selected index, an inverse leveraged ETF such as SRS must purchase sophisticated investment products such as futures, swaps, options and other derivative instruments. "[SRS] uses ... futures contracts, options on futures contracts, securities and indices, forward contracts, swap agreements and similar instruments." January 30, 2007 Registration Statement filed by ProShares Trust.

48. Since 2005, the number of leveraged and inverse leveraged ETFs has increased exponentially. At the time of the January 30, 2007 Registration Statement, ProShares Trust sponsored 24 leveraged (long) ETFs and 40 short and leveraged short ETFs. Of those 40 short ETFs, 30 were so-called Ultrashort or two times short ETFs. On February 1, 2007, pursuant to a registration statement filed by ProShares Trust with the SEC, shares of SRS began trading on the AMEX.

## THE FALSE AND MISLEADING REGISTRATION STATEMENT FOR SRS

49. Ultrashort ETFs such as SRS are described by ProShares Trust as investment funds that "[s]eek profit from downturns." ProShares Trust told investors that through its Ultrashort family of ETFs, they had a simple way to generate positive investment returns in market segments that the investor "think[s] is poised to fall." In statements made on its website about its short and Ultrashort ETFs, ProShares Trust asserted that "[s]hort ProShares and UltraShort ProShares make it simple for you to execute sophisticated strategies designed to manage risk or enhance return potential." In describing the advantages of its short ETFs, ProShares Trust stated: "Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles – or expense – of a margin account. It's as simple as buying a stock."

50. On August 30, 2006, ProShares filed a Registration Statement with the SEC on Form N1-A, as amended on December 29, 2006 and September 28, 2007, which incorporates by reference ProShares' prospectuses dated January 23, 2007, October 1, 2007, and October 1, 2008, as supplemented on May 26, 2009, as well as ProShares' Annual and Semi-Annual reports, and Statements of Additional Information incorporated by reference into the Prospectuses, (collectively, the "Registration Statement"). The Registration Statement was signed by the Individual Defendants.

51. Primarily with respect to leverage, compounding, and volatility risks, the August 30, 2006 Form N1-A disclosed:

> The UltraShort Real Estate ProShares employs leveraged investment techniques to achieve its investment objective. Over time, the use of leverage, combined with the effect of compounding, will have a more significant impact on the Fund's performance compared to the index underlying its benchmark than a fund that does not employ leverage. **Therefore, the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple (*e.g.*, 200% or -200%) will not generally equal a fund's performance over that same period**. (Emphasis added)
>
> ***
>
> *Volatility Risk* UltraShort Real Estate ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility that the index underlying its benchmark and consequently has the potential for greater losses.

52. On or about January 30, 2007, ProShares Trust formally registered shares of SRS for sale to public investors pursuant to a Form 8-A. SRS was one of 66 ETFs covered by this Registration Statement, 22 of which were Ultrashort ETFs. Forming a portion of this Registration Statement was a prospectus for SRS and the other ProShares Trust ETFs. As described in the Registration Statement, SRS "seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) daily performance of the Dow Jones U.S. Real Estate Index ("DJREI"). "The Dow Jones U.S. Real Estate Index measures the

performance of the real estate sector of the U.S. equity market. Component companies include those that invest directly or indirectly through development, management or ownership of shopping malls, apartment buildings and housing developments; and real estate investment trusts ("REITs") that invest in apartments, office and retail properties."

53. The SRS Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as -200% of the daily return of the index. The SRS Fund's principal investment strategies include:

- Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily price return characteristics as twice (200%) the inverse of the DJREI;
- Committing at least 80% of its assets to investments that, in combination, have economic characteristics that are inverse to those of the DJREI;
- Employing leveraged investment techniques in seeking its investment objective;
- Investing assets not invested in financial instruments in debt securities and/or money market instruments; and
- Concentrating investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated. Because all of the securities included in the Index are issued by companies in the real estate industry group, the Fund will be concentrated approximately 100% in the real estate industry.

54. Investors who acquired shares in the SRS Fund during the Class Period thought they were protecting their assets by hedging against the credit and real estate crisis marked by the unprecedented drop in housing prices across the United States. Indeed, the DJREI was down by about 39% in 2008, and it has continued to decline in 2009. However, instead of increasing in value as the DJREI declined, the value of the SRS Fund also declined, thereby causing financial losses to Plaintiff and the Class even though, directionally speaking, they invested correctly.

55. In the January 23, 2007 Prospectus filed with the SEC on February 1, 2007, ProShares made statements about SRS, with respect to leverage, compounding and volatility

risks, and effect on returns "over a period of time greater then one day," including the following:

> PRINCIPAL INVESTMENT STRATEGY
>
> The UltraShort Real Estates ProShares employs leveraged investment techniques to achieve its investment objective. Over time, the use of leverage, combined with the effect of compounding, will have a more significant impact on the Fund's performance compared to the index underlying its benchmark than a fund that does not employ leverage. Therefore, the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple (*e.g.*, 200% or -200%) **will not generally equal a fund's** performance over that same period. The following example illustrates this point: (emphasis added)
>
> ***
>
> **Over time**, the cumulative percentage increase or decrease in the net asset value of the Fund may diverge significantly from the cumulative percentage increase or decrease in the multiple of the return of the underlying **Index due to the compounding effect of losses and gains on the returns of the Fund. Consequently, for periods greater than one day, investors should not expect the return of the Fund to be twice the return of the underlying Index.** In addition, in trendless or flat markets it is expected that the Fund will underperform its benchmark Index. (Emphasis added)
>
> * * *
>
> PRINCIPAL RISK CONSIDERATIONS
>
> * * *
>
> *Volatility Risk* UltraShort Real Estates ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses. (Emphasis added).

56. A Statement of Additional Information ("SAI") incorporated into the January 23, 2007 Prospectus included additional information and risks concerning the Funds, including SRS. With respect to "Tracking Error," identified as one of the "Special Considerations," ProShares stated:

> **Tracking Error**. While the Funds do not expect that their daily returns will deviate adversely from their respective daily investment objectives, several factors may affect their ability to achieve this correlation. Among these factors

are: (1) a Fund's expenses, including brokerage (which may be increased by high portfolio turnover) and the cost of the investment techniques employed by that Fund; (2) less than all of the securities in the benchmark index being held by a Fund and securities not included in the benchmark index being held by a Fund; (3) an imperfect correlation between the performance of instruments held by a Fund, such as futures contracts, and the performance of the underlying securities in the cash market; (4) bid-ask spreads (the effect of which may be increased by portfolio turnover); (5) holding instruments traded in a market that has become illiquid or disrupted; (6) a Fund's share prices being rounded to the nearest cent; (7) changes to the benchmark index that are not disseminated in advance; (8) the need to conform a Fund's portfolio holdings to comply with investment restrictions or policies or regulatory or tax law requirements; and (9) early and unanticipated closings of the markets on which the holdings of a Fund trade, resulting in the inability of the Fund to execute intended portfolio transactions. **While close tracking of any Fund to its benchmark may be achieved on any single trading day, over time the cumulative percentage increase or decrease in the net asset value of the Shares of a Fund may diverge significantly from the cumulative percentage decrease or increase in the benchmark due to a compounding effect.** (Emphasis added)

57. On February 1, 2007, shares of SRS commenced trading on the AMEX under the symbol "SRS". ProShares represents that the SRS Fund delivers double the inverse return of the DJREI. From January 2, 2008 through December 17, 2008, the DJREI fell approximately 39.2 percent, ostensibly creating a profit for investors who anticipated a decline in the U.S. real estate market. In other words, the SRS Fund should have appreciated by 78.4 percent during this period. *However, the SRS Fund actually fell approximately 48.2 percent during this period*-the antithesis of a directional play.

58. The SRS Registration Statement failed to adequately disclose the disconnect between SRS's performance compared to the DJREI. As to leverage and volatility risks, the Registration Statement stated:

Leverage Risk: The UltraShort Real Estates ProShares' NAV and market price will likely be more volatile than the index underlying its benchmark and funds that do not employ leverage. Leverage should cause the Fund to lose more money in market environments adverse to its daily investment objective than an unleveraged investment.

> Volatility Risk: UltraShort Real Estates ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses.

59. These disclosures were materially false and misleading because they failed to disclose the effect that volatility of the underlying index, the DJREI, will have on SRS's performance over periods longer than a single day. It was the volatility of the DJREI that was material to SRS's performance, not just SRS's volatility. Because of the effect of compounding, high volatility in the underlying index will result in SRS's performance diverging dramatically from its benchmark index, regardless of the index's movements. Specifically, most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects, an effect which can be magnified in volatile markets. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent. The effects of mathematical compounding can grow significantly over time, leading to scenarios of dramatic divergence.

60. High volatility in the DJREI results in SRS performing in a manner contrary to its stated objectives. Nowhere does the Registration Statement disclose this fact. Defendants represented that SRS was an inverse directional play on the price movement of the equities that make up the DJREI, but did not disclose that SRS is actually a bet on the direction of the DJREI and on the volatility and path the DJREI takes over any period of time longer than a single trading day.

61. Subsequent to the effective date of the Registration Statement, the ProShares Trust filed additional disclosures concerning SRS with the SEC.

62. The Registration Statement on Form N-1A filed with the SEC on September 28, 2007 incorporated the October 1, 2007 Prospectus and an SAI (the "October 1, 2007 Prospectus").

The Prospectus stated:

<u>**Overview of Investment Objectives, Principal Investment Strategies and Risks**</u>

Investment Objectives and Principal Investment Strategies Each series of ProShares ("Fund(s)") is **designed to correspond to the performance of a daily benchmark**, before fees and expenses, such as the daily price performance, the inverse of the daily price performance, a multiple of the daily price performance, or a multiple of the inverse of the daily price performance, of an index or security. Ultra ProShares are designed to correspond to a multiple of the daily performance of an underlying index. The Short ProShares are designed to correspond to the inverse of the daily performance or twice (200%) the inverse of the daily performance of an underlying index. The Funds do not seek to achieve their stated investment objective over a period of time greater than one day because mathematical compounding prevents the Funds from achieving such results. Each Fund's investment objective is non-fundamental, meaning it may be changed by the Board of Trustees, without the approval of Fund shareholders. Each Fund reserves the right to substitute a different index or security for the index underlying its benchmark. (Emphasis added)

<u>**Principal Risks**</u>

Like all investments, investing in the Funds entails risks. Many factors affect the value of an investment in a Fund. A Fund's NAV will change daily based on variations in market conditions, interest rates and other economic, political or financial developments. A Fund's response to these developments will depend upon the types of securities in which the Fund invests, the Fund's level of investment in particular issuers and other factors, including the financial condition, industry, economic sector and location of such issuers.

The factors most likely to have a significant impact on a Fund's portfolio are called "principal risks." The principal risks for each Fund are noted in each Fund description and described below. Some risks apply to all Funds, while others are specific to the investment strategies of certain Funds, as indicated below. The Statement of Additional Information ("SAI") contains additional information about the Funds, their investment strategies and related risks. Each Fund may be subject to risks in addition to those identified as principal risks.

***

**Correlation Risk** (*All Funds*) A number of factors may affect a Fund's ability to achieve a high degree of correlation with its benchmark, and there can be no guarantee that a Fund will achieve a high degree of correlation. A failure to achieve a high degree of correlation may prevent a Fund from achieving its investment objective. A number of factors may adversely affect a Fund's correlation with its benchmark, including fees, expenses, transaction costs, costs associated with the use of leveraged investment techniques, income items and accounting standards. A Fund may not have investment exposure to all securities in its underlying benchmark index, or its weighting of investment exposure to such stocks or industries may be different from that of the index. In addition, a Fund may invest in securities or financial instruments not included in the index underlying its benchmark. A Fund may be subject to large movements of assets into and out of the Fund, potentially resulting in the Fund being over- or under-exposed to its benchmark. Activities surrounding annual index reconstitutions and other index rebalancing or reconstitution events may hinder the Funds' ability to meet their daily investment objective on that day. **Each Fund seeks to rebalance its portfolio daily to keep leverage consistent with each Fund's daily investment objective.**

**Certain Funds are "leveraged" funds in the sense that they have investment objectives to match a multiple of the performance of an index on a given day**. These Funds are subject to all of the correlation risks described above. **In addition, there is a special form of correlation risk that derives from these Funds' use of leverage, which is that for periods greater than one day, the use of leverage tends to cause the performance of a Fund to be either greater than or less than the index performance times the stated multiple in the fund objective, before accounting for fees and fund expenses**.

The three graphs at right illustrate this point. Each of the three graphs shows a simulated hypothetical one year performance of an index compared with the performance of a fund that perfectly achieves its investment objective of twice (200%) the daily index returns. **The graphs demonstrate that, for periods greater than one day, a leveraged Fund is likely to underperform or over-perform (but not match) the index performance times the stated multiple in the fund objective**.

(Emphasis added)

63. The SAI to the October 1, 2007 Prospectus stated:

**SPECIAL CONSIDERATIONS**

As discussed above and in the Prospectus, the Funds present certain risks, some of which are further described below.

**TRACKING AND CORRELATION**

While the Funds do not expect that their daily returns will deviate adversely from their respective daily investment objectives, several factors may affect their ability to achieve this correlation. Among these factors are: (1) a Fund's expenses, including brokerage (which may be increased by high portfolio turnover) and the cost of the investment techniques employed by that Fund; (2) less than all of the securities in the benchmark index being held by a Fund and securities not included in the benchmark index being held by a Fund; (3) an imperfect correlation between the performance of instruments held by a Fund, such as futures contracts, and the performance of the underlying securities in the cash market; (4) bid-ask spreads (the effect of which may be increased by portfolio turnover); (5) holding instruments traded in a market that has become illiquid or disrupted; (6) a Fund's share prices being rounded to the nearest cent; (7) changes to the benchmark index that are not disseminated in advance; (8) the need to conform a Fund's portfolio holdings to comply with investment restrictions or policies or regulatory or tax law requirements; and (9) early and unanticipated closings of the markets on which the holdings of a Fund trade, resulting in the inability of the Fund to execute intended portfolio transactions. **While close tracking of any Fund to its benchmark may be achieved on any single trading day, over time the cumulative percentage increase or decrease in the net asset value of the Shares of a Fund may diverge significantly from the cumulative percentage decrease or increase in the benchmark due to a compounding effect**. (Emphasis added)

**Leverage**
Each Fund intends regularly to use leveraged investment techniques in pursuing its investment objectives. Utilization of leverage involves special risks and should be considered to be speculative. Leverage exists when a Fund achieves the right to a return on a capital base that exceeds the amount the Fund has invested. Leverage creates the potential for greater gains to shareholders of these Funds during favorable market conditions and the risk of magnified losses during adverse market conditions. Leverage is likely to cause higher volatility of the net asset values of these Funds' Shares. Leverage may involve the creation of a liability that does not entail any interest costs or the creation of a liability that requires the Fund to pay interest which would decrease the Fund's total return to shareholders. If these Funds achieve their investment objectives, during adverse market conditions, shareholders should experience a loss greater than they would have incurred had these Funds not been leveraged.

64. Also, regarding the effect of leverage on returns for periods greater than one day, the SAI to the October 1, 2007 Prospectus listed the six main factors that impacted a leveraged funds' returns for periods longer than one day, as follows:

**Special Note Regarding the Correlation Risks of Leveraged Funds.** As discussed in the Prospectus, each of the Funds are "leveraged" funds in the sense that each has an investment objective to match a multiple of the performance of

> an index on a given day. These ProFunds are subject to all of the correlation risks described in the Prospectus. In addition, there is a special form of correlation risk that derives from these ProFunds' use of leverage, which is **that for periods greater than one day, the use of leverage tends to cause the performance of a ProFund to be either greater than, or less than, the index performance times the stated multiple in the fund objective.**
>
> **A leveraged fund's return for periods longer than one day is primarily a function of the following**:
>
> a) index performance;
>
> b) index volatility;
>
> c) financing rates associated with leverage;
>
> d) other fund expenses;
>
> e) dividends paid by companies in the index; and
>
> f) period of time.

(Emphasis added)

65. The SAI to the October 1, 2007 Prospectus then presented three tables which isolated the impact of two factors, index volatility and index performance, on a leveraged fund. The tables showed examples illustrating: (1) Estimated Fund Return Over One Year When the Fund Objective is to Seek Daily Investment Results, Before Fund Fees and Expenses and Leverage Costs, that Correspond to *Twice (200%) the Daily Performance* of an Index; (2) Estimated Fund Return Over One Year When the Fund Objective is to Seek Daily Investment Results, Before Fees and Expenses, that Correspond to the *Inverse of the Daily Performance* of an Index; and (3) **Estimated Fund Return Over One Year When the Fund Objective is to Seek Daily Investment Results, Before Fees and Expenses, that Correspond to Twice**

**(200%) the *Inverse of the Daily Performance* of an Index (includes the SRS Fund).**[1] (Emphasis added) Beneath the tables, the Company states: "[t]he foregoing tables are intended to isolate the effect of volatility and index performance on the return of a leveraged fund. The fund's actual returns may be significantly greater or less than the returns shown above as a result of any of factors discussed above or under 'Correlation Risk' in the Prospectus."

66. In its Annual Report, as of May 31, 2008, ProShares stated the following with respect to compounding and volatility and the effects on returns over "longer periods":

> **Compounding of Daily Returns and Volatility**: ProShares ETFs are designed to provide either 200%, -200% or -100% of index performance on a daily basis (before fees and expenses). A **common misconception is that the Funds also should provide 200%, -200% or -100% of index performance over longer periods, such as a week, month or year. However, Fund returns over longer periods are generally less than or greater than the returns that would result from such an expectation....** This is due to several factors, but a significant one is index volatility and its effect on fund compounding. In general, periods of higher index volatility will cause the effect of compounding to be more pronounced, while periods of lower index volatility will produce a more muted or even positive effect. Index volatility measures how much an index's value fluctuates, in either direction, over time. A higher volatility means that the index has experienced more dramatic changes in value. A lower volatility means that the index has changed at a steadier pace. (Emphasis added).

67. In an October 1, 2008 prospectus issued by the ProShares Trust, Defendants marketed SRS as suitable for longer term investment:

> The Funds are 'leveraged' funds in the sense that they have investment objectives to match the inverse, a multiple, or a multiple of the inverse of the performance of the index on a given day. These funds are subject to all of the correlation risks described above. In addition, there is a special form of correlation risk that derives from these funds' use of leverage, which is that for periods greater than one day, the use of leverage trends to cause the performance of the Fund to be either greater than or less than the index performance (or the inverse of the index performance) times the stated multiple in the Fund objective, before accounting for fees and fund expenses.

---

[1] For example, the chart shows that if the one year index performance is -40%, then the 200% inverse of one year index performance is 80%. If the one year index performance is 35%, the 200% inverse of one year index performance is -70%, and so on.

> The three graphs that follow illustrate this point. **Each of the three graphs shows a simulated hypothetical one year performance of an index** compared with the performance of a fund that perfectly achieves its investment objective of twice (200%) the daily index returns. The graphs demonstrate that, for periods greater than one day, a leveraged Fund is likely to underperform or over-perform (but not match) the index performance (or the inverse of the index performance) times the stated multiple in the Fund objective. (Emphasis added)

68. The SAI to the October 1, 2008 then depicted the same three example tables intended to isolate the effect of index volatility and index performance on the return of a leveraged Fund, intended to illustrate: (1) Estimated Fund Return Over One Year When the Fund Objective is to Seek Daily Investment Results, Before Fund Fees and Expenses and Leverage Costs, that Correspond to Twice (200%) the Daily Performance of an Index; (2) Estimated Fund Return Over One Year When the Fund Objective is to Seek Daily Investment Results, Before Fees and Expenses, that Correspond to the Inverse of the Daily Performance of an Index; and (3) **Estimated Fund Return Over One Year When the Fund Objective is to Seek Daily Investment Results, Before Fees and Expenses, that Correspond to Twice (200%) the *Inverse of the Daily Performance* of an Index (includes the SRS Fund).** The narrative provided after the tables again simply states with no additional narrative or explanation that: "The foregoing tables are intended to isolate the effect of index volatility and index performance on the return of a leveraged Fund. The Funds actual returns maybe significantly greater or less than the returns shown above as a result of any of the factors discussed above or under 'Correlation Risk' in the Prospectus." (Emphasis added) However, these tables, just as the other disclosures in the Registration Statement, are insufficient to explain the failure of the SRS Fund as a hedge.

69. The Registration Statement and subsequent SEC filings do no adequately identify or disclose the risks inherent in SRS to investors. ProShares' convoluted, roundabout and vague attempts to explain the relationship between compounding and volatility by statements such as

"periods of higher index volatility will cause the effect of compounding to be more pronounced," or, as on their current website, "[d]ue to the compounding of daily returns, returns over periods other than one day will likely differ in amount and possibly direction from the target return for the same period" fail to unequivocally state to investors that: (a) volatility itself erodes returns and wealth accumulation, a fact not commonly understood; (b) the path that returns take over time has important effects on mid- and long-term total return achieved; and (c) the return-volatility relationship is even more pronounced when leverage is employed. In short, with a double leveraged ETF such as the SRS Fund, investors receive at least twice the risk of the index, but less than twice the return. The drag imposed by return volatility makes such a result inevitable. Clearly, this is the *opposite* outcome for investors seeking to profit from or, at the very least, hedge against a declining market. Leveraged and inverse ETFs such as the SRS Fund do not constitute a suitable or solid investment or hedging strategy for investors who intend to hold their positions for longer than one day. ProShares failed to disclose these material facts to Plaintiff and the Class.

70. The Registration Statement states that the use of leverage in SRS's portfolio "tends to cause the performance of a Fund [such as SRS] to be either greater than or less than the index performance (or the inverse of the index performance) times the stated multiple." This statement implies that a leveraged fund such as SRS will sometimes underperform and sometimes outperform its benchmark index. It fails to disclose that a fund such as SRS is far more likely to underperform compared to its benchmark index.

71. Moreover, the inclusion in the Registration Statement of hypothetical performance over a one-year period suggests to investors in SRS that holding periods of over a single trading day are appropriate. In fact, Defendant Sapir stated that ProShares Trust's ETFs

can be used by investors "for more than a day successfully" and ProShares Trust marketed SRS and its other ETFs as suitable for longer than a single day investment.

72. Investors in SRS, including Plaintiff and the Class, believed they were purchasing a fund that would protect their assets if the equities making up the DJREI declined in value. Defendants, through a materially false and misleading Registration Statement, issued and sold shares of SRS to the Plaintiff and the Class based upon the express representation that SRS was an inverse directional play on the performance of the DJREI and that investments in SRS were appropriate for holding periods longer than a single trading day. Nowhere in the Registration Statement do Defendants reveal that SRS would not perform in the way it was marketed or that it was a high risk investment suitable only for day trading.

73. The representations made by Defendants in the SRS Registration Statement contained untrue statements of material fact and omitted to state material facts necessary to make the statements in the Registration Statement not misleading, including the following:

a) The mathematical probability that SRS's performance will fail to track the performance of the DJREI over any period longer than a single trading day;

b) That the greater volatility experienced by the DJREI will result in SRS underperforming by a material amount the DJREI;

c) That SRS is not a directional play on the performance of U.S. financial stocks, but dependent on the volatility and path the DJREI takes over any time period greater than a single day;

d) That SRS was not a simple investment that could be used over time to hedge against a downturn in U.S. financial stocks;

e) That based upon the mathematics of compounding, and the volatility of the DJREI, SRS was highly unlikely to achieve its stated investment objectives over time periods longer than a single trading day.

## **Red Flags Raised by FINRA & Others**

74. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

Suitability

> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. ***The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.***
>
> * * *
>
> Communications With the Public
>
> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public. ***Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading***.... (Emphasis supplied).

75. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, ***are extremely complicated and confusing products***, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen." (Emphasis supplied).

76. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis - but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares, leveraged and inverse ETFs can be used "for more than a day successfully."

77. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs. Galvin stated: "[s]ince 2006 these products have become increasingly popular. Yet, due to the daily nature of the leverage employed, there is no guarantee of amplified annual returns and they generally incur greater transaction costs than traditional exchange traded funds."

78. On July 17, 2009, the *Wall Street Journal* on WSJ.com reported on Massachusetts' Secretary of State William Galvin's probe, in an article by Jennifer Levitz titled "Leveraged ETFs Come Under Fire Massachusetts, Concerned About Losses, Probes Three Big Fund Companies" stating:

> Massachusetts Secretary of State William Galvin said he was examining the sales practices of leveraged exchange-traded funds, popular products that offer double or even triple the daily return of a market index -- but that can amplify losses as well as gains.
>
> Mr. Galvin said he sent letters to three big players in the $33 billion leveraged ETF arena: Rydex Investments, Direxion Funds, and ProShares, a unit of ProShare Advisors LLC.
>
> His office will examine the firms' sales materials and "what they are telling" brokers who sell the products to say to customers.
>
> ***
>
> Paul Justice, an ETF specialist at the Chicago research firm Morningstar Inc., said many investors don't understand how the funds work and wind up disappointed,

> even though their disclosure materials generally say the funds seek "daily" leveraged investment results.
>
> Mr. Justice said that over periods longer than a day returns can veer drastically from the corresponding index.
>
> "The funds are leveraged every single day, so on a down day, you are double down," he says.

79. On July 21, 2009, as reported by the *Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the SRS Fund. Edward Jones called ETFs like the SRS Fund "***one of the most misunderstood and potentially dangerous types of ETFs.***" (Emphasis supplied).

80. On July 27, 2009, in a letter to wealth management clients, as reported by the Wall Street Journal in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

81. On July 30, 2009, the Wall Street Journal published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "***while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting.... Proceed with extreme caution.***"

(Emphasis supplied). The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

<u>**ProShares July 31, 2009 Prospectus Has Clearer But Still Inadequate Warnings**</u>

82. On July 31, 2009, the risks and information in ProShares Prospectus contained more detailed warnings about the risks of holding the Funds for greater than a day that had not previously appeared in earlier Prospectuses with respect to the SRS Fund but are still misleading as alleged above. Specifically, the July 31, 2009 Prospectus stated with respect to the SRS Fund:

> **Important Information About the Fund**
>
> The Fund seeks investment results for a single day only, not for longer periods. **This means that the return of the Fund for a period longer than a single trading day will be the result of each day's returns compounded over the period, which will very likely differ from the inverse of the return of the Dow Jones U.S. Real Estate SM Index (the "Index") for that period.** In periods of higher market volatility, the volatility of the benchmark may be at least as important to the Fund's return for the period as the return of the benchmark. **The Fund is different from most exchange-traded funds in that it seeks inverse leveraged returns and only on a daily basis. The Fund also is riskier than similarly benchmarked exchange-traded funds that do not use leverage. Accordingly, the Fund may not be suitable for all investors and should be used only by knowledgeable investors who understand the potential consequences of seeking daily inverse leveraged investment results. Shareholders should actively monitor their investments.**
>
> **Investment Objective**
>
> ProShares UltraShort Real Estate seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Real EstateSM Index. **The Fund does not seek to achieve its stated investment objective over a period of time greater than one day**. (Emphasis added)
>
> ***
>
> PRINCIPAL RISKS
>
> **You could lose money by investing in the Fund.**
>
> ***

Correlation and Compounding Risk - A number of factors may affect the Fund's ability to achieve a high degree of correlation with its benchmark, and there can be no guarantee that the Fund will achieve a high degree of correlation. Failure to achieve a high degree of correlation may prevent the Fund from achieving its investment objective. **The risk of the Fund not achieving its daily investment objective will be more acute when the Index has an extreme one-day move approaching 50%. In addition, as a result of compounding, because the Fund has a single day investment objective, the Fund's performance for periods greater than one day is likely to be either greater than or less than the index performance times the stated multiple in the Fund objective, before accounting for fees and fund expenses.**

(Emphasis added)

This effect is caused by compounding, which exists in all investments, but has a more significant impact in a leveraged fund. In general, particularly during periods of higher index volatility, compounding will cause longer term results to be less than twice the inverse of the return of the Index. This effect becomes more pronounced as volatility increases. For charts demonstrating the effects of volatility and index performance on the long-term performance of the Fund, see "Principal Risks" in the Fund's full prospectus and "Special Note Regarding the Correlation Risks of Leveraged Funds" in the Fund's Statement of Additional Information.

83. ProShares' current website as of September 21, 2009 states:

**Most ProShares ETFs Target Daily Returns** – Each Short or Ultra ProShares ETF seeks a return that is either 300%, 200%, -100%, -200% or -300% of the return of an index or other benchmark (target) ***for a single day***. Due to the compounding of daily returns, ProShare's returns over periods other than one day will likely differ in amount and possibly direction from the target return for the same period. Investors should monitor their ProShares holdings consistent with their strategies, as frequently as daily. For more on correlation, leverage and other risks, please read the prospectus. (Emphasis in original)

**UltraShort Real Estate**

**Objective**

ProShares UltraShort Real Estate seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Real Estate Index℠.

This ETF seeks a return of -200% of the return of an index (target) ***for a single day***. Due to the compounding of daily returns, returns over periods other than one day will likely differ in amount and possibly direction from the target return for the same period. Investors should monitor their ProShares holdings consistent

> with their strategies, as frequently as daily. For more on correlation, leverage and other risks, please read the prospectus. (Emphasis in original)

84. However, these statements were still misleading because they did not adequately disclose that investing in the SRS Fund for anything other than daily results was almost mathematically certain to cause radical losses because of the volatility of the financial market underlying the SRS Fund. In addition, the statement that the "effect [of compounding] becomes more pronounced as volatility increases" does not explain to investors the true effect of compounding, which was that compounding in a volatile market was absolutely disastrous and was almost certain to lead to dramatic losses if SRS Fund shares were held for more than one day.

85. On August 1, 2009, the Wall Street Journal quoted Morningstar's director of ETF analysis, Scott Bums, who recently poignantly observed: ***"Hedges [like the SRS Fund] aren't supposed to become less trustworthy when you really need them.***" (Emphasis supplied).

86. On August 18, 2009 the SEC and FINRA issued an investor alert titled "Leveraged and Inverse ETS: Specialized Products with Extra Risks for Buy-and-Hold Investors." In the alert, the regulators warned retail investors that ***leveraged and inverse exchange-traded funds are "highly complex financial products' that 'can turn into a minefield for buy-and-hold investors.***" The regulators advised investors to consider leveraged and inverse ETFs only if they're confident the product can help meet their objectives, and if they're knowledgeable about and comfortable with their risks and that, an advised investor to seek the advise of an investment professional before investing in these products. The alert notes that most leveraged and inverse ETFs reset daily, meaning they're designed to achieve their objectives on a daily basis. Their performance over longer periods can differ significantly from the performance of their benchmark and this effect can be magnified in volatile markets.

87. John Gannon, FINRA's senior vice president for investor education explained that the reason for the newest alert was "to alert investors to some of our concerns about leveraged and inverse ETFs, because I think investors may be confused about how to best use these products appropriately in their investment portfolios. Over time, leveraged and inverse ETFs can deviate substantially from the performance of the underlying benchmark, particularly in volatile periods." He added that "I think it's very counterintuitive to most people that these investment products reset every day and therefore they don't necessarily track the underlying index over an extended period of time - they have a lot of tracking error over time. That's unusual for an ETF. Most ETFs track their underlying index very closely over an extended period."

88. In response to the alert, Scott Burns, director of ETF analysis at investment-research firm Morningstar Inc., said the alert may portend regulatory action:

> This looks like it's definitely on their radar, and they're getting serious about advising people about the risks of these products for buy-and hold investors, said Burns. That's something we've always said. These are trading vehicles, and they do have amplified risks. At least if you're trading them, you won't be subject to some of the vagaries of the mathematics, the compounding and the volatility drag. Every day you hold one of these longer than a day, the probability that it will deviate from its benchmark goes up.

89. Also in response to the alert, Ken Leon, an equity analyst with Standard & Poor's, said:

> I think it adds gravity to the importance of the views of regulators having both the SEC staff and FINRA come out with very direct explanations of ETFs and the potential risks of leveraged and inverse ETFs when they're used for investment purposes more than on a daily basis. **This was a concerted effort by two regulatory bodies to make sure that the market and, particularly, investment advisers provide all the caveats to their clients about investing or trading in inverse or leveraged ETFs**. (Emphasis added)

## COUNT I

**Violations of § 11 of the 1933 Act Against All Defendants**

90. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

91. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against all defendants.

92. ProShares is the issuer of the shares sold pursuant to the Registration Statement and is strictly liable for the material misstatements in and omissions from the Registration Statement. The Individual Defendants are liable to Plaintiff and the Class as signatories or authorizers of the Registration Statement.

93. The other Defendants, as signatories to the Registration Statement or underwriters to the SRS offering, owed purchasers of the stock the duty to make a reasonable investigation of the statements contained in the Registration Statement to ensure that such statements were true and that there was no omission to state any material fact required to be stated in order to make the statements contained therein not misleading.

94. The Registration Statement, at the time that it became effective, contained statements that were untrue and omitted to state material facts required to be stated in order to make the statements contained therein not misleading.

95. Plaintiff and other members of the Class purchased or otherwise acquired their SRS shares at materially inflated prices without knowledge of the untruths or omissions alleged herein. Plaintiff and the other members of the Class were thus damaged by Defendants' misconduct and by the material misstatements and omissions in the Registration Statement.

96. At the time of his purchases of SRS shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to June 2009. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based to the time that Plaintiff filed this complaint. Less than three years have elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this complaint.

## COUNT II

### Violations of § 15 of the Securities Act Against the Individual Defendants

97. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

98. Each of the Individual Defendants named herein acted as a controlling person of ProShares within the meaning of Section 15 of the Securities Act. The Individual Defendants were each trustees or officers and/or directors of ProShares, charged within the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause his controlled person to engage in the unlawful acts and conduct complained of herein.

99. By reason of such conduct, the Individual Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the SRS Fund.

## PRAYER FOR RELIEF

**WHEREFORE,** Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding damages in the form of rescission; and

E. Such equitable/injunctive or other relief as deemed appropriate by the Court.

## JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: September 25, 2009

Respectfully submitted,

**BROWER PIVEN**
A Professional Corporation

David A.P. Brower
Jessica J. Sleater
488 Madison Avenue
New York, New York 10022
Tel: (212) 501-9000
Fax: (212) 501-0300
Email: brower@browerpiven.com
sleater@browerpiven.com

***Liaison Counsel for Plaintiff***

Sherrie R. Savett
Barbara A. Podell
Phyllis M. Parker
**BERGER & MONTAGUE, P.C.**
1622 Locust Street
Philadelphia, PA 19103
Tel: (215) 875-3000
Fax: (215) 875-4613
Email: ssavett@bm.net
bpodell@bm.net
pparker@bm.net

***Attorneys for Plaintiff***

**ULTRASHORT REAL ESTATE PROSHARES (SRS)**
**CERTIFICATION PURSUANT TO THE FEDERAL SECURITIES LAWS**

I, Richard C. Bolton ("Plaintiff"), duly swear and say as to the claims asserted under the federal securities laws, that:

1. I have reviewed a complaint to be filed against ProShares Advisors LLC, ProShares Trust, SEI Investments Distribution Co. and certain of their officers and/or directors, and/or trustees, and I hereby authorize my selected counsel, Berger & Montague P.C., to file a complaint and/or a Lead Plaintiff Petition on my behalf.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's transactions in the securities of UltraShort Real Estate ProShares (SRS) during the Class Period beginning on February 1, 2007 are as follows:

*See* Schedule A attached.

5. Plaintiff has not sought to serve as a representative party on behalf of a class under the United States federal securities laws during the three (3) year period preceding the date on which this certification is signed.

6. Plaintiff has not accepted and will not accept any payment for serving as a representative party on behalf of the class beyond his *pro rata* share of any recovery, except for any award for reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered by the Court.

7. I declare under penalty of perjury under the laws of the United States that the foregoing is true and correct. Executed this 23 day of SEPT., 2009 at SANTA MONICA, CALIFORNIA.

By: [signature]
Richard C. Bolton

Mnlt04897783

**SCHEDULE A**

RICHARD C. BOLTON'S TRANSACTIONS IN
ULTRASHORT REAL ESTATE PROSHARES FUND

| Transaction Type | Trade Date | No. of Shares | Price Per Share | Cost/Proceeds |
|---|---|---|---|---|
| Purchase | 03/17/2009 | 300 | $64.6598 | $19,398 |
| Purchase | 03/27/2009 | 500 | $52.9749 | $26,487 |
| Purchase | 04/03/2009 | 1000 | $46.5031 | $46,503 |
| Purchase | 04/03/2009 | 1000 | $46.5031 | $46,503 |
| Purchase | 04/03/2009 | 1000 | $47.4990 | $47,499 |
| Purchase | 04/03/2009 | 1200 | $40.7711 | $48,925 |
| Purchase | 04/03/2009 | 100 | $40.7711 | $4,077 |
| Purchase | 04/03/2009 | 200 | $40.7711 | $8,154 |
| Purchase | 04/03/2009 | 100 | $40.7711 | $4,077 |
| Purchase | 04/03/2009 | 100 | $40.7711 | $4,077 |
| Purchase | 04/03/2009 | 200 | $40.7711 | $8,154 |
| Purchase | 04/03/2009 | 100 | $40.7711 | $4,077 |
| Purchase | 04/09/2009 | 1000 | $34.9468 | $34,947 |
| Purchase | 04/13/2009 | 1000 | $31.3355 | $31,335 |
| Purchase | 04/14/2009 | 2000 | $33.4225 | $66,845 |
| Purchase | 04/15/2009 | 400 | $35.7104 | $14,284 |

| | | | | |
|---|---|---|---|---|
| Sale | 03/18/2009 | 300 | $66.0458 | $19,814 |
| Sale | 03/27/2009 | 500 | $53.6858 | $26,843 |
| Sale | 04/03/2009 | 1000 | $47.7314 | $47,731 |
| Sale | 04/03/2009 | 1000 | $47.1653 | $47,165 |
| Sale | 04/03/2009 | 1000 | $47.1653 | $47,165 |
| Sale | 04/08/2009 | 1200 | $45.2344 | $54,281 |
| Sale | 04/08/2009 | 100 | $45.2249 | $4,522 |
| Sale | 04/08/2009 | 200 | $45.2258 | $9,045 |
| Sale | 04/08/2009 | 100 | $45.2252 | $4,523 |
| Sale | 04/08/2009 | 100 | $45.2253 | $4,523 |
| Sale | 04/08/2009 | 200 | $45.2443 | $9,049 |
| Sale | 04/08/2009 | 100 | $45.2446 | $4,524 |
| Sale | 04/13/2009 | 1000 | $33.4236 | $33,424 |
| Sale | 04/14/2009 | 2000 | $33.9077 | $67,815 |
| Sale | 06/01/2009 | 1000 | $17.3842 | $17,384 |
| Sale | 06/01/2009 | 400 | $17.3842 | $6,954 |

40-33



**UNITED STATES DISTRICT COURT**
**SOUTHERN DISTRICT OF NEW YORK**

| | |
|---|---|
| FENG CHEN and LIN QIAO, on Behalf of Themselves and All Others Similarly Situated, | Civil Case No. ________ |
| Plaintiffs, | CLASS ACTION COMPLAINT |
| v. | JURY TRIAL DEMANDED |
| PROSHARES TRUST; PROSHARE ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG; RUSSELL S. REYNOLDS, III; MICHAEL WACHS; and SIMON D. COLLIER. | |
| Defendants. | |



Plaintiffs, individually and on behalf of all others similarly situated, by their attorneys, allege the following upon information and belief, except for those allegations as to themselves, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), reports and interviews published in the press, and information obtained by Plaintiffs.

## NATURE OF ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the UltraShort Financial ProShares fund (the "SKF Fund"), an exchange traded fund ("ETF") offered by ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and Statements of Additional Information (collectively, the "Registration Statement") issued in

connection with the SKF Fund's shares (the "Class"). The Class is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"). This action asserts strict liability and negligence claims against Defendants (defined below).

2. ProShares is the fifth largest provider of ETFs in the United States, and manages approximately 99 percent of the country's short and leveraged ETFS, including the SKF Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are low-cost funds whose shares represent an interest of a portfolio of securities that track a particular stock index such as the S&P 500, or Dow Jones Financials or other benchmarks. "Leveraged" ETFs use an investment technique that seeks to deliver a return that is a multiple (*e.g.* 200%) of the index or other benchmark (target) being tracked. Some leveraged ETFs are also "inverse" or "short" funds, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Some inverse ETFs track broad indices, some are sector-specific, and others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at the very least, to hedge their exposure to downward-moving markets. Some ETF Funds are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example seeks to deliver the inverse of the performance of the S&P 500, while a 2x leveraged inverse S&P 5000 ETF seeks to deliver twice the opposite of that Index's performance.

3. In the summer of 2007, the financial markets began to deteriorate causing investors to be attracted to the seemingly safe alternative in ProShares' UltraShort ETFs. By making it "simple...to try to hedge against downturns or seek profit when markets fall," ProShares made seeking shelter from the growing financial tumult appear simple. Consequently,

in the wake of major disruptions in the credit and capital markets, Plaintiffs and other investors seeking to short U.S. financials were attracted to the SKF Fund, based on its stated straightforward investment strategy.

4. According to ProShares, the SKF Fund is a ProShares UltraShort fund which seeks daily investment results that correspond to twice the inverse (-200%) daily performance of the Dow Jones U.S. Financials Index ("DJFI"). The DJFI is an index created by Dow Jones consisting of a basket of stocks of United States based financial companies, including large banks and insurance companies. SKF was marketed as a short or inverse directional play on the U.S. financials sector. For example, if the DJFI were to decline by 1% on a single trading day, SKF was designed to increase by 2% (before fund fees and expenses).

5. A registration statement for the issuance of SKF shares was declared effective by the SEC on or about January 30, 2007 and shares of SKF began trading on the American Stock Exchange on February 1, 2007.

6. ProShares touts the simplicity of its formulaic model. ProShares describes its strategy as "simple" to execute. ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the SKF Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies.

7. ProShares represents that its ETFs operate successfully based on an objective "mathematical" approach. Using this quantitative approach, ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to investing assets in stocks or financial

instruments based on ProShare Advisors' view of the investment merits of a particular security, instrument, or company.

8. In managing the assets of the SKF Fund, ProShares acknowledges that it does not conduct conventional stock research or analysis, nor does it forecast stock market movement or trends. This strategy is marketed as not only acceptable but even desirable because ProShares' ETFs purport to function as a result of an objective quantitative mathematical principles, not subjective analysis. As stated by ProShares in the August 30, 2006 Prospectus, "Fundamental securities analysis is not used by ProShare Advisors in seeking to correlate with the Funds' respective benchmarks. Rather, ProShare Advisors primarily uses a mathematical approach to determine the investments a Fund makes and techniques it employs. While ProShare Advisors attempts to minimize any 'tracking error,' certain factors will tend to cause a Fund's investment results to vary from a perfect correlation to its benchmark."

9. ProShares represents that the SKF Fund delivers double the inverse return of the DJFI. For example, from September 15, 2008 through October 31, 2008, which was a period of extreme financial tumult in the U.S. financials markets, the DJFI fell 17.37 percent. The SKF Fund should have appreciated by 34.74 percent during this period, but it actually fell 5.98 percent during this period. Therefore, SKF performed nearly the opposite of how it was represented and marketed.

10. The dramatic divergence (hereinafter referred to as "tracking error") of the SKF Fund from the DJFI has gotten worse in 2009. From February 1, 2007, through August 25, 2009, the DJFI has fallen 57.4 percent. However, rather than increasing 114.8 percent (double the inverse), the SKF Fund has fallen 59.46 percent. Thus, there has been no directional correlation over time whatsoever.

11. The Registration Statement does not disclose that the SKF Fund is altogether defective as a directional investment play and is unsuitable for buy-and-hold investors, *i.e.* investors who plan to hold SKF for longer than one trading session. ProShares states that the SKF Fund seeks to replicate double the inverse return of the daily returns of the DJFI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." However, this statement does not warn investors that holding the SKF Fund for more than a day will most certainly lead to enormous losses. In fact, ProShares could not make that statement and remain in business with respect to the SKF Fund. ProShares knew that many investors bought it as part of a long-term hedging strategy to weather the tumultuous real estate and credit markets. Indeed, in his letter to shareholders in the November 30, 2008 Semiannual Report, CEO Michael Sapir noted that the:

> [P]ast six months have been extraordinary, with dramatic declines across virtually all market segments....In these challenging times, many investors have found ProShares' ETFs to be valuable tools for managing their portfolios. With access to short and leveraged market exposure across a broad array of market segments as well as the ability to trade intraday, many investors were able to quickly adjust their investments to match their market views.

12. ProShares does not market the SKF Fund or its other ETFs as day-trading vehicles. In fact, ProShares, Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over ***1-year, 3-year, 5-year, and 10-year periods***, indicating that long term investing in the SKF Fund is a perfectly reasonable investment strategy. ProShares imposes no definite time limits on investors in its UltraShort ETFs. Accordingly, ProShares' vague "greater than one day" risk disclosure is misleading. It is like a manufacturer putting a warning label on a food package containing tainted food that "not

eating this may have health benefits," rather than the more accurate and informative warning that "eating this may harm your health."

13. In the May 31, 2009, ProShares Annual Report, CEO Michael Sapir noted that:

> In the midst of this tumultuous environment, many investors turned to ProShares' short and leveraged ETFs as a means to implement their investment strategies. From January 1, 2009, through the end of May, ProShares ranked second among all U.S. ETF families in dollars traded.

14. ProShares currently acknowledges on its website that:

> ProShares UltraShort Financials seeks a return of -200% of the return of an index (target) for a ***single day*** (before fees and expenses). Due to the compounding of daily returns, returns over periods other than one day will likely differ in amount and possibly direction from the target return for the same period. Investors should monitor holdings consistent with their strategies, as frequently as daily. For more on correlation, leverage, and other risks, please read the Prospectus. (Emphasis in original)

15. Throughout the Class Period, and currently, ProShares, however, stops short of disclosing that its ETFs, including the SKF Fund, are for short-term use only. In contrast, Direxion, one of ProShares' main competitors, has gone further, by providing a strong warning. For example, Direxion states the following on the cover of a prospectus dated December 9, 2008:

> The Funds are exchange-traded funds that seek *daily leveraged* investment results. (Emphasis in original) The Funds are intended to be used as short-term trading vehicles. The pursuit of leveraged investment goals means that the Funds are riskier than alternatives which do not use leverage. Further, the pursuit of *daily* leveraged investment goals means that the return of a Fund for a period longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period. As a consequence, especially in periods of market volatility, the path of the benchmark during the period may be at least as important to the Fund's returns for the period as the cumulative return of the benchmark for the relevant period. (Emphasis in original) **The Funds are not suitable for all investors. The Funds should be utilized only by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments**. There is no assurance that the Funds will achieve their objectives and an investment in a Fund could lose money. No single Fund is a complete investment program. (Emphasis in original)

In addition, an April 10, 2009 Direxion Prospectus states: "**Investors who do not understand the Funds or do not intend to manage the funds on a daily basis should not buy the Funds.**"

**FINRA's June and July 2009 Warnings**

16. In early June 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice contained the following warnings to firms regarding their sales practice obligations relating to leveraged and/or inverse ETFs, like the SKF Fund. FINRA noted that firms must train registered persons to emphasize to investors the risks associated with such products, including the investor's time horizons, and the impact of time and volatility on the funds' performance, emphasizing that, due to the complexity and structure of these funds, they may not perform over time in direct or inverse correlation to their underlying index. FINRA noted that "[t]his is particularly important as many investors may be turning to these funds as part of a long term strategy to weather current market conditions":

> Exchange-traded funds (ETFs) that offer leverage or that are designed to perform inversely to the index or benchmark they track – or both – are growing in number and popularity. While such products may be useful in some sophisticated trading strategies, **they are highly complex financial instruments that are typically designed to achieve their stated objectives on a daily basis. Due to the effects of compounding, their performance over longer periods of time can differ significantly from their stated daily objective. Therefore, inverse and leveraged ETFs that are reset daily typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets**.
>
> This Notice reminds firms of their sales practice obligations in connection with leveraged and inverse ETFs. In particular, recommendations to customers must be suitable and based on a full understanding of the terms and features of the product recommended; **sales materials related to leveraged and inverse ETFs must be fair and accurate; and firms must have adequate supervisory procedures in place to ensure that these obligations are met**.

***

BACKGROUND AND DISCUSSION

**Most leveraged and inverse ETFs "reset" daily, meaning that they are designed to achieve their stated objectives on a daily basis. Due to the effect of compounding, their performance over longer periods of time can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time**. (Emphasis added)

SUITABILITY

NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend. With respect to leveraged and inverse ETFs, this means that a firm must understand the terms and features of the funds, including how they are designed to perform, how they achieve that objective and the impact that market volatility, the ETF's use of leverage, and the customer's intended holding period will have on their performance.

Once a determination is made that a product is generally suitable for at least some investors, a firm must also determine that the product is suitable for the specific customers to whom it is recommended. This analysis includes making reasonable efforts to obtain information concerning the customer's financial status, tax status, investment objectives and "such other information used or considered to be reasonable by such member or registered representative in making recommendations to the customer." While the customer-specific suitability analysis depends on the investor's particular circumstances, **inverse and leveraged ETFs typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets**. (Emphasis added)

17. Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, ***are extremely complicated and confusing products***. ..." (Emphasis supplied).

18. FINRA issued additional warnings on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis-but with the effects of compounding

over a longer time frame, results differ significantly. In spite of this admonishment and clear results to the contrary, ProShares' Chairman Michael L. Sapir maintained that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

19. After FINRA's warnings, Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the SKF Fund. Edward Jones called ETFs like the SKF Fund "***one of the most misunderstood and potentially dangerous types of ETFs***." (Emphasis supplied).

20. UBS has also said that it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo and Morgan Stanley Smith Barney are now also reportedly reviewing their policies on non-traditional ETFs.

21. As reported on July 30, 2009 by the Wall Street Journal, Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "***while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting....Proceed with extreme caution***." (Emphasis supplied). The disclosures in the ProShares Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

22. Both letter and spirit of the federal securities laws call for complete and unrestricted disclosure of material facts. Here, prospective and actual investors in SKF have been deceived by the notion of directional investment plays. The SKF Fund is not a simple investment

vehicle and did not go up when its benchmark index went down. Investors in the SKF Fund have been shocked to learn that their supposedly safe hedge has caused them substantial losses. Defendants failed to disclose, *inter alia*, the following risks in the Registration Statement:

a) The mathematical probability that SKF's performance will fail to track the performance of the DJFI over any period longer than a single trading day;

b) That greater volatility experienced by the DJFI will result in SKF underperforming the DJFI by a material amount;

c) That SKF is not a directional play on the performance of financial stocks but dependent on the volatility and path the DJFI takes over any time period greater than a single day;

d) That SKF was not a simple investment that could be used over time to hedge against a downturn in financial stocks;

e) That based upon the mathematics of compounding and the volatility of the DJFI, SKF was highly unlikely to achieve its stated investment objectives over time periods longer than a single trading day.

## JURISDICTION AND VENUE

23. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act [15 U.S.C. §§77k and 77o].

24. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act.

25. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the SKF Fund trade in this District on the American Stock Exchange.

26. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

## PARTIES

27. Plaintiffs Feng Chen and Lin Qiao, are residents of the state of Pennsylvania. They purchased shares of the SKF Fund pursuant or traceable to the Registration Statement and were damaged thereby, as detailed in the Certification attached hereto as Exhibit A.

28. Defendant ProShares Trust ("ProShares"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002. ProShares Trust is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a series of ETFs, the shares of which are all listed on the American Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems Shares on a continuous basis at net asset value ("NAV") in large, specified numbers of Shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. In 2008, ProShares ranked second among all U.S. ETF companies in year-to-date net flows. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

29. Defendant ProShare Advisors LLC ("ProShare Advisors"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the SKF Fund. ProShare Advisors provides investment advice and management services to ProShares and its ETFs, including the SKF Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the SKF Fund. ProShare Advisors is owned by Defendants Michael L. Sapir, Louis M. Mayberg and William E. Seale.

30. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, PA 19456, is the distributor and principal underwriter for the SKF Fund. SEI has

been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the SKF Fund to broker/dealers and, ultimately, shareholders.

31. Defendant Michael L. Sapir ("Sapir"), an Interested Trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

32. Defendant Louis M. Mayberg ("Mayberg") is one of the founders and has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

33. Defendant Russell S. Reynolds, III ("Reynolds") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

34. Defendant Michael Wachs ("Wachs") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

35. Defendant Simon D. Collier ("Collier") has been ProShares' Treasurer since June 2006 and is the principal financial officer of ProShares Trust. In his capacity as Treasurer, Collier signed the Registration Statement.

36. Defendants Sapir, Mayberg, Reynolds, Wachs and Collier are hereinafter referred to as the "Individual Defendants." The Individual Defendants, in their respective roles, ultimately control the operations of the SKF Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the SKF Fund. The officers of ProShares are responsible for the day-to-day operations of the SKF Fund.

## CLASS ACTION ALLEGATIONS

37. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who purchased shares of the SKF Fund pursuant or traceable to the Company's false and misleading

Registration Statement and were damaged thereby (the "Class"). Excluded from the Class are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

38. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are thousands of members in the proposed Class.

39. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

40. Plaintiffs will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

41. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a) whether the Securities Act was violated by Defendants' acts as alleged herein;

b) whether the Registration Statement contained untrue facts and/or omitted material facts; and

c) to what extent the members of the Class have sustained damages and the proper measure of damages.

42. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

**BACKGROUND OF ETFS AND INVERSE AND INVERSE LEVERAGED ETFS**

43. Exchange-Traded Funds, commonly known as ETFs, were first introduced in 1993. The first ETF tracked the performance of the S&P 500 and traded on the AMEX under the symbol SPY. ETFs were issued by open-ended investment companies regulated under the 1940 Act. While organized similar to a mutual fund, ETFs trade on stock exchanges like a common stock. The first ETFs such as SPY tracked broad-based market indices. With SPY and similar ETFs, investors had a low cost alternative to enable them to achieve broad diversification in their investment portfolios.

44. What started as an important innovation for investors wanting broad diversification at a low cost has exploded in recent years. Led by companies such as ProShare Advisors, investment companies began creating new ETFs that tracked specific sectors and even classes of assets. More recently, ProShare Advisors introduced inverse, leveraged and inversed leveraged ETFs. Not only did these new ETFs track more esoteric indices, but through the use of leverage could be designed to reproduce the investment results of the tracked index by two or more times. Inverse ETFs were, as the name suggests, designed to produce the inverse results of the tracked index, thus being a new way to make a short play on equity and asset based investments. Inverse leveraged ETFs combined both of these features; Such ETFs were designed

to produce the inverse results of the tracked index by a factor times two or greater. SKF is an inverse leveraged ETF that was designed to produce inverse results two times greater than the DJFI.

45. Traditional equity index tracking ETFs such as SPY are relatively simple to create and maintain over time. SPY buys a basket of S&P 500 stocks using the same formula as the S&P 500 index. The result is that a single share of SPY performs exactly over time, adjusted slightly for the fund's costs, as the S&P 500 index. Each trading day, the price of a share of SPY rises or falls in step with the rise and fall of the individual stocks making up the index. Adjustments are minimal because only when a company is dropped or added to the index is the basket of stocks readjusted. Since SPYs were introduced in 1993, using index tracking ETFs became an important component of millions of investors' portfolios.

46. However, leveraged and inverse leveraged ETFs are a far different investment product. In order to produce the multiple performance of the selected index, an inverse leveraged ETF such as SKF must purchase sophisticated investment products such as futures, swaps, options and other derivative instruments. "[SKF] uses ... futures contracts, options on futures contracts, securities and indices, forward contracts, swap agreements and similar instruments." January 30, 2007 Registration Statement filed by ProShares Trust.

47. Since 2005, the number of leveraged and inverse leveraged ETFs has increased exponentially. At the time of the January 30, 2007 Registration Statement, ProShares Trust sponsored 24 leveraged (long) ETFs and 40 short and leveraged short ETFs. Of those 40 short ETFs, 30 were so-called Ultrashort or two times short ETFs. On February 1, 2007, pursuant to a registration statement filed by ProShares Trust with the SEC, shares of SKF began trading on the AMEX.

## THE FALSE AND MISLEADING REGISTRATION STATEMENT FOR SFK

48. Ultrashort ETFs such as SKF are described by ProShares Trust as investment funds that "[s]eek profit from downturns." ProShares Trust told investors that through its Ultrashort family of ETFs, they had a simple way to generate positive investment returns in market segments that the investor "think[s] is poised to fall." In statements made on its website about its short and Ultrashort ETFs, ProShares Trust asserted that "[s]hort ProShares and UltraShort ProShares make it simple for you to execute sophisticated strategies designed to manage risk or enhance return potential." In describing the advantages of its short ETFs, ProShares Trust stated: "Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles – or expense – of a margin account. It's as simple as buying a stock."

49. On August 30, 2006, ProShares filed a Registration Statement with the SEC on Form N1-A, as amended on December 29, 2006 and September 28, 2007, which incorporates by reference ProShares' prospectuses dated January 23, 2007, October 1, 2007, and October 1, 2008, as supplemented on May 26, 2009, as well as ProShares Annual and Semi-Annual reports, and Statements of Additional Information incorporated by reference into the Prospectuses, (collectively, the "Registration Statement"). The Registration Statement was signed by the Individual Defendants.

50. Primarily with respect to leverage, compounding, and volatility risks, the August 30, 2006 Form N1-A disclosed:

> The UltraShort Real Estate ProShares employs leveraged investment techniques to achieve its investment objective. Over time, the use of leverage, combined with the effect of compounding, will have a more significant impact on the Fund's performance compared to the index underlying its benchmark than a fund that does not employ leverage. **Therefore, the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse**

**multiple (*e.g.*, 200% or -200%) will not generally equal a fund's performance over that same period**. (Emphasis added)

***

*Volatility Risk* UltraShort Real Estate ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility that the index underlying its benchmark and consequently has the potential for greater losses.

51. On or about January 30, 2007, ProShares Trust formally registered shares of SKF for sale to public investors pursuant to a Form 8-A. Forming a portion of this Registration Statement was a prospectus for SKF and the other ProShares Trust ETFs. As described in the Registration Statement, SKF "seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) daily performance of the [DJFI]." "The [DJFI] measures the performance of the financials industry of the U.S. equity market. Component companies include banks; insurance companies and brokers; real estate companies, including REITs, real estate holding and development companies, and real estate service companies ..." among others. Fact Sheet dated June 9, 2009 for SKF as found on ProShares Trust website.

52. Because SKF is an inverse leveraged ETF (commonly referred to as an inverse 2X ETF), ProsShare Advisors, SKF's investment manager, had to invest in derivative securities as well as the underlying equities making up the DJFI. Thus, SKF's principal investment strategies included:

- Investing in equity securities and/or financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily return characteristics as twice (200%) the daily return of the Dow Jones U.S. Financials Index. Information about the Index can be found in the section entitled "Underlying Indexes."
- Committing at least 80% of its net assets, including any borrowings for investment purposes, under normal circumstances, to equity securities

contained in the Index and/or financial instruments that, in combination, should have similar economic characteristics.

- Employing leveraged investment techniques and/or sampling techniques in seeking its investment objective.

- Investing assets not invested in equity securities or financial instruments in debt securities and/or money market instruments.

- The SKF will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated. As of the close of business on June 30, 2008, the Index was concentrated in the banks and general financial industry groups, which comprised approximately 34% and 28%, respectively, of the market capitalization of the Index.

53. In the January 23, 2007 Prospectus filed with the SEC on February 1, 2007, ProShares made statements about SKF, with respect to leverage, compounding and volatility risks, and effect on returns "over a period of time greater then one day," including the following:

> PRINCIPAL INVESTMENT STRATEGY
>
> The UltraShort Financials ProShares employs leveraged investment techniques to achieve its investment objective. Over time, the use of leverage, combined with the effect of compounding, will have a more significant impact on the Fund's performance compared to the index underlying its benchmark than a fund that does not employ leverage. Therefore, the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple (*e.g.*, 200% or -200%) **will not generally equal a fund's** performance over that same period. The following example illustrates this point: (emphasis added)
>
> ***
>
> **Over time**, the cumulative percentage increase or decrease in the net asset value of the Fund may diverge significantly from the cumulative percentage increase or decrease in the multiple of the return of the underlying **Index due to the compounding effect of losses and gains on the returns of the Fund. Consequently, for periods greater than one day, investors should not expect the return of the Fund to be twice the return of the underlying Index.** In addition, in trendless or flat markets it is expected that the Fund will underperform its benchmark Index. (Emphasis added)
>
> * * *

PRINCIPAL RISK CONSIDERATIONS

* * *

> *Volatility Risk* UltraShort Financials ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses. (Emphasis supplied).

54. A statement of Additional Information ("SAI") incorporated into the January 23, 2007 Prospectus and included additional information and risks concerning the Funds, including SKF. With respect to "Tracking Error," identified as one of the "Special Considerations," ProShares stated:

> **Tracking Error**. While the Funds do not expect that their daily returns will deviate adversely from their respective daily investment objectives, several factors may affect their ability to achieve this correlation. Among these factors are: (1) a Fund's expenses, including brokerage (which may be increased by high portfolio turnover) and the cost of the investment techniques employed by that Fund; (2) less than all of the securities in the benchmark index being held by a Fund and securities not included in the benchmark index being held by a Fund; (3) an imperfect correlation between the performance of instruments held by a Fund, such as futures contracts, and the performance of the underlying securities in the cash market; (4) bid-ask spreads (the effect of which may be increased by portfolio turnover); (5) holding instruments traded in a market that has become illiquid or disrupted; (6) a Fund's share prices being rounded to the nearest cent; (7) changes to the benchmark index that are not disseminated in advance; (8) the need to conform a Fund's portfolio holdings to comply with investment restrictions or policies or regulatory or tax law requirements; and (9) early and unanticipated closings of the markets on which the holdings of a Fund trade, resulting in the inability of the Fund to execute intended portfolio transactions. **While close tracking of any Fund to its benchmark may be achieved on any single trading day, over time the cumulative percentage increase or decrease in the net asset value of the Shares of a Fund may diverge significantly from the cumulative percentage decrease or increase in the benchmark due to a compounding effect.** (Emphasis added)

55. On February 1, 2007, shares of SKF commenced trading on the AMEX under the symbol "SKF." Over the next two and one half years, as the U.S. financial markets suffered losses not seen since the Great Depression, the DJFI declined from 602.93 on February 1, 2007 to 256.84 on August 25, 2009. In the face of this financial turmoil, members of the Plaintiff

Class who invested in SKF to hedge their assets against this unprecedented decline thought they had made the right directional move by buying SKF. However, during this period, in which the DJFI declined by 57.4%, the SKF declined by even a greater amount of -59.46%. Thus, a fund presented to investors as performing at twice the inverse performance of its benchmark index performed the opposite of any reasonable expectations.

56. Other time periods showed a similar disconnect between the SKF and the DJFI. During all of 2008 when the financial crisis was at its peak, the DJFI declined by 51.1%. SKF declined by 1.42% in the same period. During the height of the financial crisis, November 2008 through January 2009, the DJFI declined by 29.16% while SKF declined by 3.2%.

57. The SKF Registration Statement failed to adequately disclose the disconnect between SKF's performance compared to the DJFI. As to leverage and volatility risks, the Registration Statement stated:

> Leverage Risk: The UltraShort Financials ProShares' NAV and market price will likely be more volatile than the index underlying its benchmark and funds that do not employ leverage. Leverage should cause the Fund to lose more money in market environments adverse to its daily investment objective than an unleveraged investment.
>
> Volatility Risk: UltraShort Financials ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses.

58. These disclosures were materially false and misleading because they failed to disclose the effect that volatility of the underlying index, the DJFI, will have on SKF's performance over periods longer than a single day. It was the volatility of the DJFI that was material to SKF's performance, not just SKF's volatility. Because of the effect of compounding, high volatility in the underlying index will result in SKF's performance diverging dramatically from its benchmark index, regardless of the index's movements. The chart below provides a hypothetical example of this effect:

| | Low Volatility | | High Volatility | |
|---|---|---|---|---|
| | Index | SKF | Index | SKF |
| Starting Value | 100 | 100 | 100 | 100 |
| Day One | 101 | 98 | 110 | 80 |
| Day Two | 100 | 99.94059 | 100 | 94.54545 |
| 2-Day Return | 0.00% | -0.06% | 0.00% | -5.45% |

59. As the above indicates, high volatility in the DJFI results in SKF performing in a manner contrary to its stated objectives. Nowhere does the Registration Statement disclose this fact. Defendants represented that SKF was an inverse directional play on the price movement of the equities that make up the DJFI, but did not disclose that SKF is actually a bet on the direction of the DJFI and on the volatility and path the DJFI takes over any period of time longer than a single trading day.

60. Subsequent to the effective date of the Registration Statement, the ProShares Trust filed additional disclosures concerning SKF with the SEC.

61. The Registration Statement on Form N-1A filed with the SEC on September 28, 2007 incorporated the October 1, 2007 Prospectus and an SAI (the "October 1, 2007 Prospectus").

The Prospectus stated:

> **Overview of Investment Objectives, Principal Investment Strategies and Risks**
>
> Investment Objectives and Principal Investment Strategies Each series of ProShares ("Fund(s)") is **designed to correspond to the performance of a daily benchmark**, before fees and expenses, such as the daily price performance, the inverse of the daily price performance, a multiple of the daily price performance, or a multiple of the inverse of the daily price performance, of an index or security. Ultra ProShares are designed to correspond to a multiple of the daily performance of an underlying index. The Short ProShares are designed to correspond to the inverse of the daily performance or twice (200%) the inverse of the daily performance of an underlying index. The Funds do not seek to achieve their stated

investment objective over a period of time greater than one day because mathematical compounding prevents the Funds from achieving such results. Each Fund's investment objective is non-fundamental, meaning it may be changed by the Board of Trustees, without the approval of Fund shareholders. Each Fund reserves the right to substitute a different index or security for the index underlying its benchmark. (Emphasis added)

**Principal Risks**

Like all investments, investing in the Funds entails risks. Many factors affect the value of an investment in a Fund. A Fund's NAV will change daily based on variations in market conditions, interest rates and other economic, political or financial developments. A Fund's response to these developments will depend upon the types of securities in which the Fund invests, the Fund's level of investment in particular issuers and other factors, including the financial condition, industry, economic sector and location of such issuers.

The factors most likely to have a significant impact on a Fund's portfolio are called "principal risks." The principal risks for each Fund are noted in each Fund description and described below. Some risks apply to all Funds, while others are specific to the investment strategies of certain Funds, as indicated below. The Statement of Additional Information ("SAI") contains additional information about the Funds, their investment strategies and related risks. Each Fund may be subject to risks in addition to those identified as principal risks.

***

**Correlation Risk** (*All Funds*) A number of factors may affect a Fund's ability to achieve a high degree of correlation with its benchmark, and there can be no guarantee that a Fund will achieve a high degree of correlation. A failure to achieve a high degree of correlation may prevent a Fund from achieving its investment objective. A number of factors may adversely affect a Fund's correlation with its benchmark, including fees, expenses, transaction costs, costs associated with the use of leveraged investment techniques, income items and accounting standards. A Fund may not have investment exposure to all securities in its underlying benchmark index, or its weighting of investment exposure to such stocks or industries may be different from that of the index. In addition, a Fund may invest in securities or financial instruments not included in the index underlying its benchmark. A Fund may be subject to large movements of assets into and out of the Fund, potentially resulting in the Fund being over- or under-exposed to its benchmark. Activities surrounding annual index reconstitutions and other index rebalancing or reconstitution events may hinder the Funds' ability to meet their daily investment objective on that day. **Each Fund seeks to rebalance its portfolio daily to keep leverage consistent with each Fund's daily investment objective.**

**Certain Funds are "leveraged" funds in the sense that they have investment objectives to match a multiple of the performance of an index on a given day.** These Funds are subject to all of the correlation risks described above. **In addition, there is a special form of correlation risk that derives from these Funds' use of leverage, which is that for periods greater than one day, the use of leverage tends to cause the performance of a Fund to be either greater than or less than the index performance times the stated multiple in the fund objective, before accounting for fees and fund expenses.**

The three graphs at right illustrate this point. Each of the three graphs shows a simulated hypothetical one year performance of an index compared with the performance of a fund that perfectly achieves its investment objective of twice (200%) the daily index returns. **The graphs demonstrate that, for periods greater than one day, a leveraged Fund is likely to underperform or over-perform (but not match) the index performance times the stated multiple in the fund objective.**

(Emphasis added)

62. The SAI to the October 1, 2007, Prospectus stated:

**SPECIAL CONSIDERATIONS**

As discussed above and in the Prospectus, the Funds present certain risks, some of which are further described below.

**TRACKING AND CORRELATION**

While the Funds do not expect that their daily returns will deviate adversely from their respective daily investment objectives, several factors may affect their ability to achieve this correlation. Among these factors are: (1) a Fund's expenses, including brokerage (which may be increased by high portfolio turnover) and the cost of the investment techniques employed by that Fund; (2) less than all of the securities in the benchmark index being held by a Fund and securities not included in the benchmark index being held by a Fund; (3) an imperfect correlation between the performance of instruments held by a Fund, such as futures contracts, and the performance of the underlying securities in the cash market; (4) bid-ask spreads (the effect of which may be increased by portfolio turnover); (5) holding instruments traded in a market that has become illiquid or disrupted; (6) a Fund's share prices being rounded to the nearest cent; (7) changes to the benchmark index that are not disseminated in advance; (8) the need to conform a Fund's portfolio holdings to comply with investment restrictions or policies or regulatory or tax law requirements; and (9) early and unanticipated closings of the markets on which the holdings of a Fund trade, resulting in the inability of the Fund to execute intended portfolio transactions. **While close tracking of any Fund to its benchmark may be achieved on any single**

**trading day, over time the cumulative percentage increase or decrease in the net asset value of the Shares of a Fund may diverge significantly from the cumulative percentage decrease or increase in the benchmark due to a compounding effect**. (Emphasis added)

**Leverage**
Each Fund intends regularly to use leveraged investment techniques in pursuing its investment objectives. Utilization of leverage involves special risks and should be considered to be speculative. Leverage exists when a Fund achieves the right to a return on a capital base that exceeds the amount the Fund has invested. Leverage creates the potential for greater gains to shareholders of these Funds during favorable market conditions and the risk of magnified losses during adverse market conditions. Leverage is likely to cause higher volatility of the net asset values of these Funds' Shares. Leverage may involve the creation of a liability that does not entail any interest costs or the creation of a liability that requires the Fund to pay interest which would decrease the Fund's total return to shareholders. If these Funds achieve their investment objectives, during adverse market conditions, shareholders should experience a loss greater than they would have incurred had these Funds not been leveraged.

63. Also, regarding the effect of leverage on returns for periods greater than one day, the SAI to the October 1, 2007 Prospectus listed the six main factors that impacted a leveraged funds' returns for periods longer than one day, as follows:

**Special Note Regarding the Correlation Risks of Leveraged Funds**. As discussed in the Prospectus, each of the Funds are "leveraged" funds in the sense that each has an investment objective to match a multiple of the performance of an index on a given day. These ProFunds are subject to all of the correlation risks described in the Prospectus. In addition, there is a special form of correlation risk that derives from these ProFunds' use of leverage, which is **that for periods greater than one day, the use of leverage tends to cause the performance of a ProFund to be either greater than, or less than, the index performance times the stated multiple in the fund objective**.

**A leveraged fund's return for periods longer than one day is primarily a function of the following**:

a) index performance;

b) index volatility;

c) financing rates associated with leverage;

d) other fund expenses;

e) dividends paid by companies in the index; and

f) period of time.

(Emphasis added)

64. The SAI to the October 1, 2007 Prospectus then presented three tables which isolated the impact of two factors, index volatility and index performance, on a leveraged fund. The tables showed examples illustrating: (1) Estimated Fund Return Over One Year When the Fund Objective is to Seek Daily Investment Results, Before Fund Fees and Expenses and Leverage Costs, that Correspond to *Twice (200%) the Daily Performance* of an Index; (2) Estimated Fund Return Over One Year When the Fund Objective is to Seek Daily Investment Results, Before Fees and Expenses, that Correspond to the *Inverse of the Daily Performance* of an Index; and (3) **Estimated Fund Return Over One Year When the Fund Objective is to Seek Daily Investment Results, Before Fees and Expenses, that Correspond to Twice (200%) the *Inverse of the Daily Performance* of an Index (includes the SKF Fund).**[1] (Emphasis added) Beneath the tables, the Company states: "[t]he foregoing tables are intended to isolate the effect of volatility and index performance on the return of a leveraged fund. The fund's actual returns may be significantly greater or less than the returns shown above as a result of any of factors discussed above or under 'Correlation Risk' in the Prospectus."

65. In its Annual Report, as of May 31, 2008, ProShares stated the following with respect to compounding and volatility and the effects on returns over "longer periods":

> **Compounding of Daily Returns and Volatility**: ProShares ETFs are designed to provide either 200%, -200% or -100% of index performance on a daily basis (before fees and expenses). A **common misconception is that the Funds also should provide 200%, -200% or -100% of index performance over longer**

[1] For example, the chart shows that if the one year index performance is -40%, then the 200% inverse of one year index performance is 80%. If the one year index performance is 35%, the 200% inverse of one year index performance is -70%, and so on.

> **periods, such as a week, month or year. However, Fund returns over longer periods are generally less than or greater than the returns that would result from such an expectation....** This is due to several factors, but a significant one is index volatility and its effect on fund compounding. In general, periods of higher index volatility will cause the effect of compounding to be more pronounced, while periods of lower index volatility will produce a more muted or even positive effect. Index volatility measures how much an index's value fluctuates, in either direction, over time. A higher volatility means that the index has experienced more dramatic changes in value. A lower volatility means that the index has changed at a steadier pace. (Emphasis added).

66. In an October 1, 2008 prospectus issued by the ProShares Trust, Defendants marketed SKF as suitable for longer term investment:

> The Funds are 'leveraged' funds in the sense that they have investment objectives to match the inverse, a multiple, or a multiple of the inverse of the performance of the index on a given day. These funds are subject to all of the correlation risks described above. In addition, there is a special form of correlation risk that derives from these funds' use of leverage, which is that for periods greater than one day, the use of leverage trends to cause the performance of the Fund to be either greater than or less than the index performance (or the inverse of the index performance) times the stated multiple in the Fund objective, before accounting for fees and fund expenses.
>
> The three graphs that follow illustrate this point. Each of the three graphs shows a simulated hypothetical one year performance of an index compared with the performance of a fund that perfectly achieves its investment objective of twice (200%) the daily index returns. The graphs demonstrate that, for periods greater than one day, a leveraged Fund is likely to underperform or over-perform (but not match) the index performance (or the inverse of the index performance) times the stated multiple in the Fund objective.

67. The Statement of Additional Information to the October 1, 2008 Prospectus then depicts three tables intended to illustrate: (a) estimated fund return over one year when the fund objective is to seek daily investment results, before fund fees and expenses and leverage costs, that correspond to twice (200%) the daily performance of an index; (b) estimated fund return over one year when the fund objective is to seek daily investment results, before fees and expenses, that correspond to the inverse of the daily performance of an index; and (c) estimated fund return over one year when the fund objective is to seek daily investment results, before fees

and expenses, that correspond to twice (200%) the inverse of the daily performance of an index. Without additional narrative or explanation, ProShares states that these tables are intended to isolate the effect of index volatility and index performance on the return of a leveraged Fund. However, these tables, just as the other disclosures in the Registration Statement, are insufficient to explain the failure of the SKF Fund as a hedge.

68. The Registration Statement and subsequent SEC filings do no adequately identify or disclose the risks inherent in SKF to investors. ProShares' convoluted, roundabout and vague attempts to explain the relationship between compounding and volatility by statements such as "periods of higher index volatility will cause the effect of compounding to be more pronounced," or, as on their current website, "[d]ue to the compounding of daily returns, returns over periods other than one day will likely differ in amount and possibly direction from the target return for the same period" fail to unequivocally state to investors that: (a) volatility itself erodes returns and wealth accumulation, a fact not commonly understood; (b) the path that returns take over time has important effects on mid- and long-term total return achieved; and (c) the return-volatility relationship is even more pronounced when leverage is employed. In short, with a double leveraged ETF such as the SKF Fund, investors receive at least twice the risk of the index, but less than twice the return. The drag imposed by return volatility makes such a result inevitable. Clearly, this is the *opposite* outcome for investors seeking to profit from or, at the very least, hedge against a declining market. Leveraged and inverse ETFs such as the SKF Fund do not constitute a suitable or solid investment or hedging strategy for investors who intend to hold their positions for longer than one day. ProShares failed to disclose these material facts to Plaintiffs and the Class.

69. The Registration Statement states that the use of leverage in SKF's portfolio "tends to cause the performance of a Fund [such as SKF] to be either greater than or less than the index performance (or the inverse of the index performance) times the stated multiple." This statement implies that a leveraged fund such as SKF will sometimes underperform and sometimes outperform its benchmark index. It fails to disclose that a fund such as SKF is far more likely to underperform compared to its benchmark index.

70. Moreover, the inclusion in the Registration Statement of hypothetical performance over a one-year period suggests to investors in SKF that holding periods of over a single trading day are appropriate. In fact, Defendant Sapir stated that ProShares Trust's ETFs can be used by investors "for more than a day successfully" and ProShares Trust marketed SKF and its other ETFs as suitable for longer than a single day investment.

71. Investors in SKF, including Plaintiffs and the Class, believed they were purchasing a fund that would protect their assets if the equities making up the DJFI declined in value. Defendants, through a materially false and misleading Registration Statement, issued and sold shares of SKF to the Plaintiffs and the Class based upon the express representation that SKF was an inverse directional play on the performance of the DJFI and that investments in SKF were appropriate for holding periods longer than a single trading day. Nowhere in the Registration Statement do Defendants reveal that SKF would not perform in the way it was marketed or that it was a high risk investment suitable only for day trading.

72. The representations made by Defendants in the SKF Registration Statement contained untrue statements of material fact and omitted to state material facts necessary to make the statements in the Registration Statement not misleading, including the following:

a) The mathematical probability that SKF's performance will fail to track the performance of the DJFI over any period longer than a single trading day;

b) That the greater volatility experienced by the DJFI will result in SKF underperforming by a material amount the DJFI;

c) That SKF is not a directional play on the performance of U.S. financial stocks, but dependent on the volatility and path the DJFI takes over any time period greater than a single day;

d) That SKF was not a simple investment that could be used over time to hedge against a downturn in U.S. financial stocks;

e) That based upon the mathematics of compounding, and the volatility of the DJFI, SKF was highly unlikely to achieve its stated investment objectives over time periods longer than a single trading day.

**Red Flags Raised by FINRA & Others**

73. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

Suitability

> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. ***The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.***
>
> * * *
>
> Communications With the Public

> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public. ***Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading***.... (Emphasis supplied).

74. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, ***are extremely complicated and confusing products***, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen." (Emphasis supplied).

75. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis - but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares, leveraged and inverse ETFs can be used "for more than a day successfully."

76. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs. Galvin stated: "[s]ince 2006 these products have become increasingly popular. Yet, due to the daily nature of the leverage employed, there is no guarantee of amplified annual returns and they generally incur greater transaction costs than traditional exchange traded funds."

77. On July 17, 2009, the *Wall Street Journal* on WSJ.com reported on Massachusetts' Secretary of State William Galvin's probe, in an article by Jennifer Levitz titled "Leveraged ETFs Come Under Fire Massachusetts, Concerned About Losses, Probes Three Big Fund Companies" stating:

> Massachusetts Secretary of State William Galvin said he was examining the sales practices of leveraged exchange-traded funds, popular products that offer double or even triple the daily return of a market index -- but that can amplify losses as well as gains.
>
> Mr. Galvin said he sent letters to three big players in the $33 billion leveraged ETF arena: Rydex Investments, Direxion Funds, and ProShares, a unit of ProShare Advisors LLC.
>
> His office will examine the firms' sales materials and "what they are telling" brokers who sell the products to say to customers.
>
> ***
>
> Paul Justice, an ETF specialist at the Chicago research firm Morningstar Inc., said many investors don't understand how the funds work and wind up disappointed, even though their disclosure materials generally say the funds seek "daily" leveraged investment results.
>
> Mr. Justice said that over periods longer than a day returns can veer drastically from the corresponding index.
>
> "The funds are leveraged every single day, so on a down day, you are double down," he says.

78. On July 21, 2009, as reported by the *Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the SKF Fund. Edward Jones called ETFs like the SKF Fund "***one of the most misunderstood and potentially dangerous types of ETFs***." (Emphasis supplied).

79. On July 27, 2009, in a letter to wealth management clients, as reported by the Wall Street Journal in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

80. On July 30, 2009, the Wall Street Journal published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is

reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "***while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting.... Proceed with extreme caution***." (Emphasis supplied). The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

**ProShares July 31, 2009 Prospectus Has Clearer But Still Inadequate Warnings**

81. Tellingly, on July 31, 2009, the risks and information in ProShares Prospectus contained more detailed warnings about the risks of holding the Funds for greater than a day that had not previously appeared in earlier Prospectuses with respect to the SKF Fund but are still misleading as alleged above. Specifically, the July 31, 2009 Prospectus stated with respect to the SKF Fund:

> **Important Information About the Fund**
>
> The Fund seeks investment results for a single day only, not for longer periods. **This means that the return of the Fund for a period longer than a single trading day will be the result of each day's returns compounded over the period, which will very likely differ from the inverse of the return of the Dow Jones U.S. Financial Index (the "Index") for that period**. In periods of higher market volatility, the volatility of the benchmark may be at least as important to the Fund's return for the period as the return of the benchmark. **The Fund is different from most exchange-traded funds in that it seeks inverse leveraged returns and only on a daily basis.** ***The Fund also is riskier than similarly benchmarked exchange-traded funds that do not use leverage*. Accordingly, *the Fund may not be suitable for all investors* and should be used only by knowledgeable investors who understand the potential consequences of seeking daily leveraged investment results. Shareholders should actively monitor their investments**.

**Investment Objective**

ProShares Ultra Financials seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Financials Index. **The Fund does not seek to achieve its stated investment objective over a period of time greater than one day**. (Emphasis added)

***

PRINCIPAL RISKS

**You could lose money by investing in the Fund.**

***

Correlation and Compounding Risk - A number of factors may affect the Fund's ability to achieve a high degree of correlation with its benchmark, and there can be no guarantee that the Fund will achieve a high degree of correlation. Failure to achieve a high degree of correlation may prevent the Fund from achieving its investment objective. **The risk of the Fund not achieving its daily investment objective will be more acute when the Index has an extreme one-day move approaching 50%. In addition, as a result of compounding, because the Fund has a single day investment objective, the Fund's performance for periods greater than one day is likely to be either greater than or less than the index performance times the stated multiple in the Fund objective, before accounting for fees and fund expenses.**

(Emphasis added)

This effect is caused by compounding, which exists in all investments, but has a more significant impact in a leveraged fund. In general, particularly during periods of higher index volatility, compounding will cause longer term results to be less than twice the inverse of the return of the Index. This effect becomes more pronounced as volatility increases. For charts demonstrating the effects of volatility and index performance on the long-term performance of the Fund, see "Principal Risks" in the Fund's full prospectus and "Special Note Regarding the Correlation Risks of Leveraged Funds" in the Fund's Statement of Additional Information.

82. ProShares' current website as of September 1, 2009:

**Most ProShares ETFs Target Daily Returns** – Each Short or Ultra ProShares ETF seeks a return that is either 300%, 200%, -100%, -200% or -300% of the return of an index or other benchmark (target) ***for a single day***. Due to the compounding of daily returns, ProShare's returns over periods other than one day will likely differ in amount and possibly direction from the target return for the same period. Investors should monitor their ProShares holdings consistent with their strategies, as frequently as daily. For more on correlation, leverage and other risks, please read the prospectus. (Emphasis in original)

**UltraShort Financials**

**Objective**

ProShares UltraShort Financials seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Financials Index.

This ETF seeks a return that is either 300%, 200%, -100%, -200% or -300% of the return of an index or other benchmark (target) ***for a single day***. Due to the compounding of daily returns, ProShares' returns over periods other than one day will likely differ in amount and possibly direction from the target return for the same period. Investors should monitor their ProShares holdings consistent with their strategies, as frequently as daily. For more on correlation, leverage and other risks, please read the prospectus.

83. However, these statements were still misleading because they did not adequately disclose that investing in the SKF Fund for anything other than daily results was almost mathematically certain to cause radical losses because of the volatility of the financial market underlying the SKF Fund. In addition, the statement that the "effect [of compounding] becomes more pronounced as volatility increases" does not explain to investors the true effect of compounding, which was that compounding in a volatile market was absolutely disastrous and was almost certain to lead to dramatic losses if SKF Fund shares were held for more than one day.

84. On August 1, 2009, the Wall Street Journal quoted Morningstar's director of ETF analysis, Scott Bums, who recently poignantly observed: "***Hedges [like the SKF Fund] aren't supposed to become less trustworthy when you really need them***." (Emphasis supplied).

85. On August 18, 2009 the SEC and FINRA issued an investor alert titled "Leveraged and Inverse ETS: Specialized Products with Extra Risks for Buy-and-Hold Investors." In the alert, the regulators warned retail investors that ***leveraged and inverse***

***exchange-traded funds are "highly complex financial products' that 'can turn into a minefield for buy-and-hold investors.***" The regulators advised investors to consider leveraged and inverse ETFs only if they're confident the product can help meet their objectives, and if they're knowledgeable about and comfortable with their risks and that, an advised investor to seek the advise of an investment professional before investing in these products. The alert notes that most leveraged and inverse ETFs reset daily, meaning they're designed to achieve their objectives on a daily basis. Their performance over longer periods can differ significantly from the performance of their benchmark and this effect can be magnified in volatile markets.

86. John Gannon, FINRA's senior vice president for investor education explained that the reason for the newest alert was "to alert investors to some of our concerns about leveraged and inverse ETFs, because I think investors may be confused about how to best use these products appropriately in their investment portfolios. Over time, leveraged and inverse ETFs can deviate substantially from the performance of the underlying benchmark, particularly in volatile periods." He added that "I think it's very counterintuitive to most people that these investment products reset every day and therefore they don't necessarily track the underlying index over an extended period of time - they have a lot of tracking error over time. That's unusual for an ETF. Most ETFs track their underlying index very closely over an extended period."

87. In response to the alert, Scott Burns, director of ETF analysis at investment-research firm Morningstar Inc., said the alert may portend regulatory action:

> This looks like it's definitely on their radar, and they're getting serious about advising people about the risks of these products for buy-and hold investors, said Burns. That's something we've always said. These are trading vehicles, and they do have amplified risks. At least if you're trading them, you won't be subject to some of the vagaries of the mathematics, the compounding and the volatility drag. Every day you hold one of these longer than a day, the probability that it will deviate from its benchmark goes up.

88. Also in response to the alert, Ken Leon, an equity analyst with Standard & Poor's, said:

> I think it adds gravity to the importance of the views of regulators having both the SEC staff and FINRA come out with very direct explanations of ETFs and the potential risks of leveraged and inverse ETFs when they're used for investment purposes more than on a daily basis. **This was a concerted effort by two regulatory bodies to make sure that the market and, particularly, investment advisers provide all the caveats to their clients about investing or trading in inverse or leveraged ETFs**. (Emphasis added)

**COUNT I**

**Violations of § 11 of the 1933 Act Against All Defendants**

89. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

90. Plaintiffs incorporate by reference the above paragraphs, as if set forth herein. This Count is asserted against all defendants.

91. ProShares is the issuer of the shares sold pursuant to the Registration Statement and is strictly liable for the material misstatements in and omissions from the Registration Statement. The Individual Defendants are liable to Plaintiffs and the Class as signatories or authorizers of the Registration Statement.

92. The other Defendants, as signatories to the Registration Statement or underwriters to the SKF offering, owed purchasers of the stock the duty to make a reasonable investigation of the statements contained in the Registration Statement to ensure that such statements were true and that there was no omission to state any material fact required to be stated in order to make the statements contained therein not misleading.

93. The Registration Statement, at the time that it became effective, contained statements that were untrue and omitted to state material facts required to be stated in order to make the statements contained therein not misleading.

94. Plaintiffs and other members of the Class purchased or otherwise acquired their SKF shares at materially inflated prices without knowledge of the untruths or omissions alleged herein. Plaintiffs and the other members of the Class were thus damaged by Defendants' misconduct and by the material misstatements and omissions in the Registration Statement.

95. At the time of their purchases of SKF shares, Plaintiffs and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to June 2009. Less than one year has elapsed from the time that Plaintiffs discovered or reasonably could have discovered the facts upon which this complaint is based to the time that Plaintiffs filed this complaint. Less than three years have elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiffs filed this complaint.

## COUNT II

### Violations of § 15 of the Securities Act Against the Individual Defendants

96. Plaintiffs incorporate by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

97. Each of the Individual Defendants named herein acted as a controlling person of ProShares within the meaning of Section 15 of the Securities Act. The Individual Defendants were each trustees or officers and/or directors of ProShares, charged within the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause his controlled person to engage in the unlawful acts and conduct complained of herein.

98. By reason of such conduct, the Individual Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their

wrongful conduct, Plaintiffs and the other members of the Class suffered damages in connection with their purchases of the SKF Fund.

## PRAYER FOR RELIEF

**WHEREFORE,** Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding damages in the form of rescission; and

E. Such equitable/injunctive or other relief as deemed appropriate by the Court.

## JURY DEMAND

Plaintiffs hereby demand a trial by jury.

Dated: September 25, 2009

Respectfully submitted,
**BROWER PIVEN**
A Professional Corporation

David A.P. Brower
Jessica J. Sleater
488 Madison Avenue
New York, New York 10022
Tel: (212) 501-9000
Fax: (212) 501-0300
Email: brower@browerpiven.com

***Liaison Counsel for Plaintiffs***

Sherrie R. Savett
Barbara A. Podell
Phyllis M. Parker
Eric Lechtzin
**BERGER & MONTAGUE, P.C.**
1622 Locust Street
Philadelphia, PA 19103
Tel: (215) 875-3000
Fax: (215) 875-4613
Email: ssavett@bm.net
bpodell@bm.net
pparker@bm.net
elechtzin@bm.net

***Attorneys for Plaintiffs***

# CERTIFICATION PURSUANT TO THE FEDERAL SECURITIES LAWS

We, Feng Chen and Lin Qiao ("Plaintiffs"), duly swear and say as to the claims asserted under the federal securities laws, that:

1. We have reviewed a complaint to be filed against ProShares Advisors LLC, ProShares Trust, SEI Investments Distribution Co. and certain of their officers and/or directors, and/or trustees, and we hereby authorize our selected counsel, Berger & Montague P.C., to file a complaint and/or a Lead Plaintiff Petition on our behalf.

2. Plaintiffs did not purchase the security that is the subject of this action at the direction of counsel or in order to participate in this private action.

3. Plaintiffs are willing to serve as representative parties on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiffs' transactions in the securities of UltraShort Financials ProShares (SKF) during the Class Period beginning on February 1, 2007 are as follows:

   *See* Schedule A attached.

5. Plaintiffs have not sought to serve as representative parties on behalf of a class under the United States federal securities laws during the three (3) year period preceding the date on which this certification is signed.

6. Plaintiffs have not accepted and will not accept any payment for serving as representative parties on behalf of the class beyond their *pro rata* share of any recovery, except for any award for reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered by the Court.

7. We declare under penalty of perjury under the laws of the United States that the foregoing is true and correct. Executed this 25 day of 09, 2009 at PA, U.S.A.

By: [signature]
Feng Chen

By: [signature]
Lin Qiao

Malt498031

## SCHEDULE A

## LIN QIAO TRANSACTIONS IN ULTRASHORT FINANCIALS PROSHARES (SKF)

| Transaction Type | Trade Date | No. Shares Bought | Cost/Proceeds |
|---|---|---|---|
| Purchase | 11/06/08 | 200 | $26,370 |
| Purchase | 11/07/08 | 100 | $14,000 |
| Purchase | 11/10/08 | 100 | $14,500 |
| Purchase | 11/10/08 | 25 | $ 3,700 |
| Purchase | 11/10/08 | 75 | $11,100 |
| Purchase | 11/11/08 | 200 | $31,000 |
| Purchase | 11/12/08 | 200 | $32,960 |
| Purchase | 11/14/08 | 100 | $15,500 |
| Purchase | 11/14/08 | 100 | $16,000 |
| Purchase | 11/14/08 | 100 | $15,000 |
| Purchase | 11/17/08 | 100 | $17,000 |
| Purchase | 11/18/08 | 200 | $36,606 |
| Purchase | 11/19/08 | 100 | $19,500 |
| Purchase | 11/24/08 | 100 | $16,876 |
| Purchase | 11/24/08 | 100 | $16,175 |
| Purchase | 11/25/08 | 81 | $12,555 |
| Purchase | 11/25/08 | 19 | $2,945 |
| Purchase | 11/25/08 | 100 | $15,500 |
| Purchase | 11/26/08 | 100 | $16,533 |
| Purchase | 12/02/08 | 100 | $16,500 |
| Purchase | 12/02/08 | 100 | $16,603 |

| Transaction Type | Trade Date | No. Shares Bought | Cost/Proceeds |
|---|---|---|---|
| Purchase | 12/02/08 | 100 | $15,441 |
| Purchase | 12/02/08 | 100 | $16,000 |
| Purchase | 12/02/08 | 100 | $16,500 |
| Purchase | 12/16/08 | 100 | $10,434 |
| Purchase | 12/16/08 | 100 | $11,011 |
| Purchase | 12/16/08 | 100 | $ 10,967 |
| Purchase | 01/16/09 | 100 | $16,553 |
| Purchase | 01/16/09 | 300 | $49,659 |
| Purchase | 01/16/09 | 100 | $16,466 |
| Purchase | 01/16/09 | 100 | $16,466 |
| Purchase | 01/16/09 | 50 | $7,900 |
| Purchase | 01/16/09 | 150 | $23,700 |
| Purchase | 01/16/09 | 200 | $30,000 |
| Purchase | 01/22/09 | 100 | $16,693 |
| Purchase | 01/26/09 | 100 | $15,441 |
| Purchase | 01/26/09 | 100 | $15,571 |
| Purchase | 01/27/09 | 95 | $14,535 |
| Purchase | 01/27/09 | 5 | $765 |
| Purchase | 01/27/09 | 100 | $15,340 |
| Purchase | 01/27/09 | 100 | $15,483 |
| Purchase | 01/28/09 | 103 | $13,934 |
| Purchase | 01/28/09 | 197 | $26,636 |
| Purchase | 02/02/09 | 100 | $14,437 |

| Transaction Type | Trade Date | No. Shares Bought | Cost/Proceeds |
|---|---|---|---|
| Purchase | 02/03/09 | 100 | $14,863 |
| Purchase | 02/03/09 | 100 | $14,863 |
| Purchase | 02/03/09 | 100 | $14,863 |
| Purchase | 02/04/09 | 100 | $13,995 |
| Purchase | 02/04/09 | 100 | $14,200 |
| Purchase | 02/11/09 | 100 | $13,915 |
| Purchase | 02/11/09 | 100 | $13,500 |
| Purchase | 02/12/09 | 200 | $28,000 |
| Purchase | 02/13/09 | 200 | $27,980 |
| Purchase | 02/17/09 | 100 | $16,545 |
| Purchase | 02/18/09 | 100 | $17,503 |
| Purchase | 02/24/09 | 100 | $16,500 |
| Purchase | 02/25/09 | 100 | $16,500 |
| Purchase | 03/04/09 | 100 | $20,500 |
| Purchase | 03/10/09 | 100 | $19,216 |
| Purchase | 03/10/09 | 100 | $20,000 |
| Purchase | 03/11/09 | 100 | $16,500 |
| Purchase | 03/17/09 | 300 | $39,000 |
| Purchase | 03/17/09 | 300 | $40,488 |
| Purchase | 03/23/09 | 100 | $10,998 |

| Transaction Type | Trade Date | No. Shares Sold | Cost/Proceeds |
|---|---|---|---|
| Sale | 11/06/08 | 22 | $3,212 |
| Sale | 11/06/08 | 43 | $6,278 |
| Sale | 11/06/08 | 135 | $19,710 |
| Sale | 11/10/08 | 100 | $15,067 |
| Sale | 11/10/08 | 100 | $15,200 |
| Sale | 11/10/08 | 100 | $15,051 |
| Sale | 11/12/08 | 200 | $34,000 |
| Sale | 11/12/08 | 200 | $35,000 |
| Sale | 11/14/08 | 80 | $13,200 |
| Sale | 11/14/08 | 20 | $3,300 |
| Sale | 11/14/08 | 100 | $16,100 |
| Sale | 11/14/08 | 60 | $9,720 |
| Sale | 11/14/08 | 40 | $6,480 |
| Sale | 11/17/08 | 73 | $13,140 |
| Sale | 11/17/08 | 12 | $2,160 |
| Sale | 11/17/08 | 15 | $2,700 |
| Sale | 11/18/08 | 200 | $38,808 |
| Sale | 11/19/08 | 100 | $20,574 |
| Sale | 12/01/08 | 300 | $51,900 |
| Sale | 12/01/08 | 46 | $7,872 |
| Sale | 12/01/08 | 154 | $26,334 |
| Sale | 01/15/09 | 490 | $74,480 |
| Sale | 01/15/09 | 300 | $45,600 |

| Transaction Type | Trade Date | No. Shares Sold | Cost/Proceeds |
|---|---|---|---|
| Sale | 01/15/09 | 10 | $1,520 |
| Sale | 01/16/09 | 1,000 | $158,671 |
| Sale | 01/23/09 | 100 | $17,908 |
| Sale | 01/27/09 | 200 | $31,456 |
| Sale | 02/05/09 | 20 | $3,200 |
| Sale | 02/05/09 | 600 | $87,600 |
| Sale | 02/05/09 | 580 | $92,800 |
| Sale | 02/12/09 | 200 | $28,800 |
| Sale | 02/13/09 | 70 | $10,045 |
| Sale | 02/13/09 | 330 | $47,355 |
| Sale | 02/18/09 | 100 | $17,400 |
| Sale | 02/18/09 | 100 | $17,489 |
| Sale | 02/25/09 | 100 | $17,100 |
| Sale | 02/27/09 | 100 | $17,639 |
| Sale | 03/05/09 | 100 | $23,496 |
| Sale | 07/27/09 | 150 | $5,400 |
| Sale | 07/27/09 | 150 | $5,500 |
| Sale | 07/27/09 | 200 | 7,252 |
| Sale | 08/04/09 | 500 | 15,500 |

**FENG CHEN AND LIN QIAO TRANSACTIONS IN ULTRASHORT FINANCIALS PROSHARES (SKF)**

| Transaction Type | Trade Date | No. Shares Bought | Cost/Proceeds |
|---|---|---|---|
| Purchase | 11/26/08 | 200 | $30,750 |
| Purchase | 11/26/08 | 200 | $32,692 |
| Purchase | 11/28/08 | 200 | $28,498 |
| Purchase | 12/02/08 | 100 | $15,497 |
| Purchase | 12/02/08 | 100 | $15,500 |
| Purchase | 12/03/08 | 200 | $27,068 |
| Purchase | 12/09/08 | 100 | $10,688 |
| Purchase | 12/11/08 | 100 | $11,641 |
| Purchase | 12/16/08 | 100 | $11,000 |
| Purchase | 12/16/08 | 100 | $11,500 |
| Purchase | 12/16/08 | 100 | $11,948 |
| Purchase | 01/16/09 | 200 | $32,000 |
| Purchase | 01/26/09 | 100 | $15,559 |
| Purchase | 01/27/09 | 100 | $15,644 |
| Purchase | 01/28/09 | 200 | $24,000 |
| Purchase | 01/28/09 | 200 | $26,000 |
| Purchase | 02/02/09 | 200 | $29,000 |
| Purchase | 02/05/09 | 200 | $28,400 |
| Purchase | 02/06/09 | 200 | $25,600 |
| Purchase | 02/06/09 | 200 | $25,000 |
| Purchase | 02/11/09 | 100 | $13,500 |
| Purchase | 02/11/09 | 100 | $13,939 |

| Transaction Type | Trade Date | No. Shares Bought | Cost/Proceeds |
|---|---|---|---|
| Purchase | 02/24/09 | 100 | $19,500 |
| Purchase | 02/25/09 | 100 | $15,332 |
| Purchase | 03/12/09 | 200 | $30,000 |
| Purchase | 03/12/09 | 200 | $32,800 |
| Purchase | 03/23/09 | 200 | $21,910 |
| Purchase | 03/27/09 | 200 | $18,950 |

| Transaction Type | Trade Date | No. Shares Bought | Cost/Proceeds |
|---|---|---|---|
| Sale | 12/01/08 | 200 | $30,972 |
| Sale | 12/01/08 | 200 | $31,018 |
| Sale | 12/01/08 | 200 | $31,010 |
| Sale | 01/14/09 | 99 | $13,772 |
| Sale | 01/14/09 | 400 | $55,646 |
| Sale | 01/14/09 | 50 | $6,956 |
| Sale | 01/14/09 | 200 | $27,825 |
| Sale | 01/14/09 | 51 | $7,095 |
| Sale | 01/14/09 | 100 | $13,913 |
| Sale | 01/21/09 | 200 | $32,950 |
| Sale | 02/05/09 | 800 | $114,400 |
| Sale | 02/10/09 | 5 | $684 |
| Sale | 02/10/09 | 300 | $41,056 |
| Sale | 02/10/09 | 95 | $13,001 |
| Sale | 02/10/09 | 100 | $13,686 |

| Transaction Type | Trade Date | No. Shares Bought | Cost/Proceeds |
|---|---|---|---|
| Sale | 02/10/09 | 100 | $13,686 |
| Sale | 02/12/09 | 200 | $28,600 |
| Sale | 02/27/09 | 200 | $35,400 |
| Sale | 07/27/09 | 300 | $10,888 |
| Sale | 08/04/09 | 500 | $15,500 |

Malta 498030